Balanced Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site. or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of March 31, 2008, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge

& Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

2008

First Quarter Report

March 31, 2008

Balanced Fund

E S T A B L I S H E D 1 9 3 1

T I C K E R : D O D B X

03/08 BF QR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox Balanced Fund had a total return of negative 8.0% for the first quarter of 2008, compared to a negative 4.9% return for the Combined Index1 (a 60/40 blend of stocks and fixed income securities). Longer-term results appear on page three. At quarter end, the Fund’s net assets of $23.9 billion were invested in 69.2% common stocks, 28.1% fixed income securities and 2.7% cash equivalents.

FIRST QUARTER PERFORMANCE REVIEW

The first quarter of 2008 was a challenging period for equity markets, while bond markets managed to hold their overall value despite being buffeted by volatility and ongoing credit and liquidity issues. The Fund’s weak relative performance was primarily the result of a 9% higher equity weighting (at quarter end) than the Combined Index coupled with underperformance from both the equity and fixed income portfolios relative to their respective benchmarks.

Equity Portfolio

Key detractors from performance compared to the Standard & Poor’s 500 Index (S&P 500) are listed below.

The equity portfolio’s Health Care holdings declined by 15%, weaker than both the market and the respective S&P 500 sector. In combination with a higher weighting versus the S&P 500, these industry results significantly detracted from the Fund’s first quarter performance. Managed care companies WellPoint (down 50%) and UnitedHealth (down 41%) were especially weak, along with Sanofi-Aventis (down 18%).

The equity portfolio’s Information Technology holdings also underperformed the respective S&P 500 sector (down 18% versus down 15%). In particular, Motorola (down 42%) and IT services companies Electronic Data Systems (down 19%) and Computer Sciences (down 18%) detracted from returns.

The Financials sector declined again sharply in the first quarter. The equity portfolio had a smaller total position than the broad market, which helped relative returns, yet the portfolio’s holdings had weaker returns than the S&P 500 (down 17% vs. down 14%).

Wachovia (down 28%), Citigroup (down 26%) and American International Group (down 25%) were notably weak performers.

Key contributors to relative results are listed below.

Returns for the Consumer Discretionary sector declined less than the market (for both the Fund and the S&P 500), so the equity portfolio’s higher relative weighting of 23% versus 9% contributed positively to relative return. Comcast (up 6%) and Matsushita Electric (up 7%) were strong performers.

Positive individual contributors included: Wal-Mart (up 11%), Boston Scientific (up 11%), Capital One Financial (up 5%) and FedEx (up 4%).

Fixed Income Portfolio

The portfolio underperformed the Lehman Brothers Aggregate Bond Index (LBAG). The following factors influenced relative results.

The portfolio’s significant Corporate and Mortgage Backed Securities (MBS) sector overweights detracted from relative returns given the poor performance of these sectors. Corporate bonds in the banking and finance industry, along with certain lower-rated holdings, were notably poor performers.

The portfolio’s shorter relative duration2 positioning (largely achieved by holding far fewer, and shorter-duration, Treasuries than the LBAG) detracted meaningfully from relative returns, as the Treasury sector return surpassed all others in the quarter.

The portfolio’s income advantage benefited relative returns, as did its underweighting of the Asset Backed Securities/Commercial Mortgage Backed Securities sector.

INVESTMENT STRATEGY

Amid the turmoil and volatility of the first quarter, we increased the Fund’s equity weighting by approximately 3% and lowered the fixed income weighting by a similar

5%. Through the prism of our three-to-five year investment horizon, the sharp equity price declines of certain sectors and certain companies have far surpassed the likely reduction to their long-term earnings power, creating some very compelling investment opportunities.

PAGE 1 DO DGE & COX BALANCED FUND

At the same time, the “flight to quality” that has characterized financial markets for much of the last nine months has driven most bond prices higher and their yields lower, leaving their likely future returns somewhat less attractive compared to equities.

In addition to the change to equity and bond weightings, we have made changes to the internal composition of the respective equity and bond portfolios, as detailed below.

Equity Portfolio

We are always on the lookout for situations where our view of a company’s prospects may be more optimistic than other investors’. One example is Wachovia, a financial company that we believe has a durable business franchise3. At June 30, 2007, the Fund owned a 1.5% position. In the ensuing subprime mortgage and credit market crisis, the price of Wachovia’s stock has declined by nearly 50%. After meeting with company management and reviewing our investment thesis, we concluded that Wachovia’s long term earnings potential has not been reduced as dramatically as implied by its stock price decline. Consequently, the investment appears even more attractive and we have increased the Fund’s position to 2.5% (as of March 31st).

In the midst of the market downturn, we have added to other companies in the Fund as well, at lower prices. Examples include Capital One, Citigroup and SLM (Sallie Mae) in finance, Motorola and Sprint Nextel in telecom equipment/services and WellPoint and GlaxoSmithKline in health care. These companies are not without current challenges, yet for each we believe that the long term business franchise is intact and that management has a viable plan for improving results. New opportunities abound as well: new holdings in the Fund include Fannie Mae, Ford Motor and General Motors. Like every stock in the Fund, each of these new companies has been vetted by our research team and Investment Policy Committee.

Fixed Income Portfolio

U.S. Treasury yields approached historic lows in the first quarter, despite a rising inflation rate. Their current valuations seem to incorporate: expectations for a prolonged period of economic weakness, a significant decline in inflation, and a significant safety premium resulting from the market’s recent flight to quality. This situation has resulted in long-term “real” interest rates (10-year U.S. Treasury rate less CPI, year-over-year) that are below zero. The low starting yields lead to poor total return prospects; consequently we have almost no U.S. Treasury securities in the Fund. Rather, the Fund’s bond holdings are primarily composed of Corporate securities and MBS guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae.

Yield premiums in the Corporate sector rose to near-record levels in the first quarter, and appear to compensate the bond investor well for the challenges that a weaker economy would visit upon corporate credit generally. Despite the gloom surrounding the sector, default rates among corporate issuers have been very low, and corporate balance sheets (outside the Finance sector) are generally healthy. In this environment of compelling relative valuations, we believe that the Fund’s Corporate bond holdings offer very attractive relative return potential over our investment horizon. We significantly raised the weighting of corporate securities (to nearly 50%) in the Fund’s fixed income portfolio over the course of the 1st quarter.

We believe the return prospects for the fixed income portfolio’s Government Sponsored Enterprise (GSE)-guaranteed MBS holdings4 are also quite attractive, in no small part because today’s challenging lending environment has resulted in a relatively benign prepayment environment for many existing MBS. Though we lowered the MBS weighting in the 1st quarter, they represented a significant 42% of the bond portfolio at quarter end.

IN CLOSING

While the domestic economy faces the near-term challenges of a weak housing market, a tighter lending environment and modest declines in employment and consumer spending, we are still optimistic about long-term prospects for the U.S. economy. The significant engagement of monetary and fiscal policy levers, the

DO DGE & COX BALANCED FUND PAGE 2

strength of the export sector and solid economic growth outside the U.S. should return the U.S economy to a stronger level of growth before long.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Balanced Fund. As always, we welcome your comments and questions. For the Board of Trustees,

John A. Gunn, Kenneth E. Olivier,

Chairman President

May 8, 2008

1 The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index (S&P 500) and 40% of the Lehman Brothers Aggregate Bond Index (LBAG). The Fund may, however, invest up to 75% of its total assets in stocks.

2	Duration is a measure of bond’s price sensitivity to changes in interest rates.

3 We mention this company in order to illustrate our investment process, not because we think it is more attractive than other of the Fund’s investments.

4 The U.S. Government does not guarantee the Fund’s shares, yield and net asset value. The guarantee does not eliminate market risk.

GROWTH OF $10,000 OVER 10 YEARS FOR AN INVESTMENT MADE ON MARCH 31, 1998

AVERAGE ANNUAL TOTAL RETURN FOR PERIODS ENDED MARCH 31, 2008

1	Year 5 Years 10 Years 20 Years

Dodge & Cox Balanced Fund -7.92% 10.51% 8.25% 11.44%

Combined Index 0.03 8.70 4.83 9.79

S&P 500 -5 .07 11.32 3.51 10.95

Lehman Brothers Aggregate

Bond Index (LBAG) 7.67 4.58 6.04 7.48

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.; Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

PAGE 3 DO DGE & COX BALANCED FUND

FUND INFORMATION March 31, 2008

GENERAL INFORMATION

Net Asset Value Per Share	$72.61
Total Net Assets (billions)	$23.9
30-Day SEC Yield[a]	3.01%
2007 Expense Ratio	0.53%
2007 Portfolio Turnover Rate	27%
Fund Inception	1931

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 22 years, and by the Fixed Income Investment Policy Committee, whose nine members' average tenure is 18 years.

ASSET ALLOCATION


Stocks: 69.2%
Fixed Income Securities: 28.1%
Cash Equivalents: 2.7%

STOCK PORTFOLIO (69.2%)

	Fund
Number of Stocks	82
Median Market Capitalization (billions)	$21
Price-to-Earnings Ratio[b]	12.3x
Foreign Stocks[c]	12.9%

SECTOR DIVERSIFICATION (FIVE LARGEST)

Consumer Discretionary	15.8%
Health Care	13.9
Financials	11.5
Information Technology	11.5
Energy	5.7

TEN LARGEST HOLDINGS[d]

Comcast Corp.	3.3%
Hewlett-Packard Co.	3.1
Wachovia Corp.	2.5
News Corp.	2.2
Wal-Mart Stores, Inc.	2.0
Matsushita Electric Industrial Co., Ltd. *(Japan)*	1.9
Sanofi-Aventis *(France)*	1.9
Novartis AG *(Switzerland)*	1.8
Time Warner, Inc.	1.8
GlaxoSmithKline PLC *(United Kingdom)*	1.8

FIXED INCOME PORTFOLIO (28.1%)

	Fund
Number of Fixed Income Securities	301
Effective Maturity	7.0 years
Effective Duration	4.10.10 years

SECTOR DIVERSIFICATION

U.S. Treasury & Government Related	1.6%
Mortgage-Related Securities	11.9
Asset-Backed Securities	0.7
Corporate	13.9

CREDIT QUALITY[e]

U.S. Government & Government Related	13.5%
Aaa	1.5
Aa	2.9
A	1.7
Baa	4.5
Ba	0.6
B	2.5
Caa	0.9
Average Quality	Aa3

CORPORATE ISSUERS (FIVE LARGEST)[d]

GMAC, LLC	1.3%
Ford Motor Credit Co.	1.0
Wachovia Corp.	0.9
HCA, Inc.	0.9
Time Warner, Inc.	0.8

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e) Credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

DODGE & COX BALANCED FUND • PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

COMMON STOCKS: 69.2%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 15.8%		
AUTOMOBILES & COMPONENTS: 1.3%		
Ford Motor Co.[a]	25,750,000	$ 147,290,000
General Motors Corp.	8,730,000	166,306,500
		313,596,500
CONSUMER DURABLES & APPAREL: 3.7%		
Matsushita Electric Industrial Co., Ltd. ADR[b] (Japan)	20,834,028	452,306,748
Sony Corp. ADR[b] (Japan)	10,161,700	407,179,319
Thomson ADR[b] (France)	1,900,000	13,243,000
		872,729,067
CONSUMER SERVICES: 0.4%		
McDonald's Corp.	1,664,502	92,829,276
MEDIA: 8.1%		
Comcast Corp., Class A	40,372,974	780,813,317
DISH Network Corp., Class A[a]	2,105,365	60,487,136
Interpublic Group of Companies, Inc.[a]	7,617,000	64,058,970
Liberty Entertainment, Series A[a]	2,132,516	48,280,162
Liberty Global, Inc., Series A[a]	264,221	9,004,652
Liberty Global, Inc., Series C[a]	391,068	12,701,889
News Corp., Class A	28,477,700	533,956,875
Time Warner, Inc.	31,084,600	435,806,092
		1,945,109,093
RETAILING: 2.3%		
CarMax, Inc.[a]	3,300,000	64,086,000
Genuine Parts Co.	2,059,462	82,831,562
Home Depot, Inc.	7,300,000	204,181,000
Liberty Interactive, Series A[a]	6,567,300	105,996,222
Macy's, Inc.	4,343,272	100,155,852
		557,250,636
		3,781,514,572
CONSUMER STAPLES: 2.5%		
FOOD & STAPLES RETAILING: 2.5%		
Wal-Mart Stores, Inc.	9,243,600	486,952,848
Walgreen Co.	2,859,399	108,914,508
		595,867,356
ENERGY: 5.7%		
Baker Hughes, Inc.	2,873,760	196,852,560
Chevron Corp.	3,802,102	324,547,427
ConocoPhillips	1,901,500	144,913,315
Occidental Petroleum Corp.	3,817,700	279,341,109
Royal Dutch Shell PLC ADR[b] (United Kingdom)	2,766,127	186,381,637
Schlumberger, Ltd.	2,767,421	240,765,627
		1,372,801,675
FINANCIALS: 11.5%		
BANKS: 4.2%		
Fannie Mae	2,346,250	61,753,300
HSBC Holdings PLC[b] (United Kingdom)	1,749,700	144,000,310
Wachovia Corp.	22,119,961	$ 597,238,947
Wells Fargo & Co.	7,364,700	214,312,770
		1,017,305,327
DIVERSIFIED FINANCIALS: 3.6%		
Capital One Financial Corp.	8,550,159	420,838,826
Citigroup, Inc.	11,221,500	240,364,530
Legg Mason, Inc.	1,350,000	75,573,000
Liberty Capital, Series A[a]	533,129	8,391,450
SLM Corp.[a]	7,500,400	115,131,140
		860,298,946
INSURANCE: 3.7%		
AEGON NV[b] (Netherlands)	7,483,971	109,565,335
American International Group, Inc.	8,121,000	351,233,250
Chubb Corp.	897,424	44,404,540
Genworth Financial, Inc., Class A	2,448,000	55,422,720
Loews Corp.	2,195,200	88,290,944
The Travelers Companies, Inc.	4,798,250	229,596,263
		878,513,052
		2,756,117,325
HEALTH CARE: 13.9%		
HEALTH CARE EQUIPMENT & SERVICES: 4.9%		
Boston Scientific Corp.[a]	14,173,800	182,416,806
Cardinal Health, Inc.	6,591,400	346,114,414
Covidien, Ltd.	4,466,400	197,638,200
Health Management Associates, Inc.	3,900,000	20,631,000
UnitedHealth Group, Inc.	3,798,800	130,526,768
WellPoint, Inc.[a]	6,751,700	297,952,521
		1,175,279,709
PHARMACEUTICALS & BIOTECHNOLOGY: 9.0%		
Amgen, Inc.[a]	5,989,993	250,261,908
GlaxoSmithKline PLC ADR[b] (United Kingdom)	9,948,100	422,097,883
Novartis AG ADR[b] (Switzerland)	8,516,000	436,274,680
Pfizer, Inc.	19,088,867	399,529,986
Sanofi-Aventis ADR[b] (France)	11,912,400	447,191,496
Wyeth	4,421,800	184,654,368
		2,140,010,321
		3,315,290,030
INDUSTRIALS: 4.5%		
CAPITAL GOODS: 2.2%		
General Electric Co.	7,362,700	272,493,527
Koninklijke Philips Electronics NV[b] (Netherlands)	2,250,000	86,265,000
Masco Corp.	3,251,000	64,467,330
Tyco International, Ltd.	2,374,550	104,598,927
		527,824,784
COMMERCIAL SERVICES & SUPPLIES: 0.3%		
Pitney Bowes, Inc.	2,106,650	73,774,883

PAGE 5 • DODGE & COX BALANCED FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

COMMON STOCKS (continued)

	SHARES	VALUE
TRANSPORTATION: 2.0%		
FedEx Corp.	3,890,250	$ 360,509,468
Union Pacific Corp.	959,000	120,239,420
		480,748,888
		1,082,348,555
INFORMATION TECHNOLOGY: 11.5%		
SOFTWARE & SERVICES: 3.1%		
BMC Software, Inc.[a]	2,601,000	84,584,520
Citrix Systems, Inc.[a]	2,442,010	71,624,153
Computer Sciences Corp.[a]	3,636,400	148,328,756
Compuware Corp.[a]	6,038,700	44,324,058
EBay, Inc.[a]	7,067,600	210,897,184
Electronic Data Systems Corp.	10,833,700	180,381,105
		740,139,776
TECHNOLOGY, HARDWARE & EQUIPMENT: 8.4%		
EchoStar Corp., Class A[a]	354,140	10,461,296
Hewlett-Packard Co.	16,405,331	749,067,413
Hitachi, Ltd. ADR[b] (Japan)	2,690,000	160,055,000
Kyocera Corp. ADR[b] (Japan)	1,009,700	84,875,382
Maxim Integrated Products, Inc.	5,700,000	116,223,000
Molex, Inc., Class A	2,519,728	55,081,254
Molex, Inc.	600,000	13,896,000
Motorola, Inc.	42,397,800	394,299,540
Sun Microsystems, Inc.[a]	1,856,575	28,832,610
Tyco Electronics, Ltd.	4,926,700	169,084,344
Xerox Corp.	15,316,850	229,293,245
		2,011,169,084
		2,751,308,860
MATERIALS: 2.9%		
Cemex SAB de CV ADR[b] (Mexico)	3,630,907	94,839,291
Domtar Corp.[a]	6,600,000	45,078,000
Dow Chemical Co.	10,094,059	371,966,074
Rohm and Haas Co.	2,440,700	131,993,056
Vulcan Materials Co.	700,000	46,480,000
		690,356,421
TELECOMMUNICATION SERVICES: 0.9%		
Sprint Nextel Corp.	32,480,000	217,291,200
		217,291,200
TOTAL COMMON STOCKS (Cost $15,769,626,215)		16,562,895,994

FIXED INCOME SECURITIES: 28.1%

	PAR VALUE	VALUE
U.S. TREASURY AND GOVERNMENT RELATED: 1.6%		
U.S. TREASURY: 0.4%		
U.S. Treasury Notes		
4.875%, 4/30/08	$105,000,000	$105,278,880
GOVERNMENT RELATED: 1.2%		
Arkansas Dev. Fin. Auth.		
GNMA Guaranteed Bonds		
9.75%, 11/15/14	2,791,882	3,069,981
Small Business Administration — 504 Program		
Series 96-20L, 6.70%, 12/1/16	1,843,944	1,915,913
Series 97-20F, 7.20%, 6/1/17	2,843,721	2,978,901
Series 97-20I, 6.90%, 9/1/17	3,784,896	3,955,427
Series 98-20D, 6.15%, 4/1/18	5,409,177	5,598,504
Series 98-20I, 6.00%, 9/1/18	2,709,318	2,799,783
Series 99-20F, 6.80%, 6/1/19	4,134,787	4,343,236
Series 00-20D, 7.47%, 4/1/20	10,793,740	11,512,098
Series 00-20E, 8.03%, 5/1/20	4,490,637	4,857,867
Series 00-20G, 7.39%, 7/1/20	6,399,255	6,834,622
Series 00-20I, 7.21%, 9/1/20	4,181,040	4,459,001
Series 01-20E, 6.34%, 5/1/21	10,363,902	10,890,889
Series 01-20G, 6.625%, 7/1/21	8,722,245	9,307,748
Series 03-20J, 4.92%, 10/1/23	19,040,954	19,269,731
Series 05-20F, 4.57%, 6/1/25	39,801,835	38,494,034
Series 05-20K, 5.36%, 11/1/25	33,811,407	34,668,783
Series 06-20D, 5.64%, 4/1/26	47,439,576	48,802,368
Series 06-20F, 5.82%, 6/1/26	52,450,384	54,753,764
Series 07-20F, 5.71%, 6/1/27	11,849,907	12,201,411
		280,714,061
		385,992,941
MORTGAGE-RELATED SECURITIES: 11.9%		
FEDERAL AGENCY CMO & REMIC: 1.0%		
Dept. of Veterans Affairs		
Trust 1995-1A 1, 7.207%, 2/15/25	1,166,685	1,271,058
Trust 1995-2C 3A, 8.793%, 6/15/25	552,166	614,595
Fannie Mae		
SMBS I-1, 6.50%, 4/1/09	5,308	5,323
Trust 1993-207 G, 6.15%, 4/25/23	1,282,148	1,289,162
Trust 2002-73 PM, 5.00%, 12/25/26	477,374	476,436
Trust 2001-T8 A1, 7.50%, 7/25/41	4,721,248	5,103,763
Trust 2002-33 A1, 7.00%, 6/25/32	4,521,264	4,907,729
Trust 2005-W4 1A2, 6.50%, 8/25/35	29,426,895	31,796,713
Trust 2001-T7 A1, 7.50%, 2/25/41	4,489,158	4,853,752
Trust 2001-W3 A, 7.00%, 9/25/41	1,706,442	1,822,777
Trust 2002-W6 2A1, 7.00%, 6/25/42	4,501,956	4,761,556
Trust 2002-W8 A2, 7.00%, 6/25/42	5,163,778	5,591,143
Trust 2003-W2 1A1, 6.50%, 7/25/42	9,577,642	10,304,478
Trust 2003-W2 1A2, 7.00%, 7/25/42	3,895,056	4,239,233
Trust 2003-W4 4A, 7.50%, 10/25/42	5,652,172	6,120,638
Trust 2004-T1 1A2, 6.50%, 1/25/44	8,981,104	9,626,253
Trust 2004-W2 5A, 7.50%, 3/25/44	20,032,967	22,143,823

Dodge & Cox Balanced Fund • page 6

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Freddie Mac		
Series 1512 I, 6.50%, 5/15/08	$ 53,272	$ 53,210
Series 2100 GS, 6.50%, 12/15/13	6,402,327	6,729,549
Series 2430 UC, 6.00%, 9/15/16	10,100,855	10,365,817
Series 1078 GZ, 6.50%, 5/15/21	1,013,618	1,051,293
Series (GN) 16 PK, 7.00%, 8/25/23	11,756,742	12,541,519
Series T-48 1A4, 5.538%, 7/25/33	71,292,429	74,871,986
Series T-051 1A, 6.50%, 9/25/43	452,509	482,860
Series T-59 1A1, 6.50%, 10/25/43	28,852,967	30,165,355
		251,190,021
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 10.9%		
Fannie Mae, 10 Year		
6.00%, 1/1/12-10/1/14	20,877,486	21,498,567
Fannie Mae, 15 Year		
5.50%, 4/1/18-1/1/21	69,541,099	71,362,913
6.00%, 12/1/13-3/1/22	252,387,752	260,750,650
6.50%, 1/1/13-11/1/18	133,460,256	139,911,371
7.00%, 7/1/11-11/1/18	10,724,414	11,268,708
7.50%, 9/1/15-8/1/17	44,652,606	46,804,295
Fannie Mae, 20 Year		
5.50%, 1/1/23	15,494,495	15,790,913
6.50%, 1/1/22-10/1/26	27,650,154	28,719,328
Fannie Mae, 30 Year		
6.00%, 8/25/32-11/1/35	408,598,082	421,005,466
6.50%, 12/1/32-11/1/37	396,524,843	410,449,893
7.50%, 8/1/10-7/1/19	28,603	29,391
8.00%, 1/1/09	3,692	3,740
Fannie Mae, Hybrid ARM		
3.846%, 6/1/34	49,732,775	50,479,421
4.437%, 7/1/33	28,344,927	28,861,945
4.658%, 9/1/34	16,374,282	16,582,304
4.75%, 1/1/35	9,857,689	10,217,360
4.752%, 3/1/35	18,271,320	18,457,557
4.757%, 12/1/34	16,286,419	16,500,097
4.838%, 8/1/35	10,446,801	10,597,127
5.03%, 7/1/35	125,100,334	126,740,504
5.063%, 7/1/35	45,046,798	45,663,693
5.295%, 1/1/36	52,334,274	53,145,570
5.559%, 5/1/36	49,697,937	50,690,421
6.002%, 1/1/35	9,674,681	9,788,507
Fannie Mae, Multifamily DUS		
Pool 555728, 4.02%, 8/1/13	333,791	329,047
Pool 555162, 4.834%, 1/1/13	17,252,752	17,621,240
Pool 760762, 4.89%, 4/1/12	16,115,000	16,447,387
Pool 555316, 4.917%, 2/1/13	4,330,573	4,434,186
Pool 735387, 4.925%, 4/1/15	13,643,475	13,894,783
Pool 555148, 4.975%, 1/1/13	4,624,284	4,743,609
Pool 555806, 5.096%, 10/1/13	3,293,931	3,392,976
Pool 461628, 5.32%, 4/1/14	10,350,772	10,790,757
Pool 462086, 5.355%, 11/1/15	28,192,330	28,985,827
Pool 545316, 5.629%, 12/1/11	4,765,114	4,991,144
Pool 323350, 5.662%, 11/1/08	1,627,559	1,629,528

	PAR VALUE	VALUE
Pool 545387, 5.897%, 1/1/12	$ 5,960,184	$ 6,291,673
Pool 545685, 5.931%, 4/1/12	23,095,345	24,428,933
Pool 545258, 5.94%, 11/1/11	959,909	1,011,427
Pool 380735, 5.965%, 10/1/08	7,434,547	7,431,499
Pool 323492, 6.095%, 1/1/09	2,511,168	2,521,525
Freddie Mac, 30 Year		
8.00%, 11/1/10	2,383	2,409
8.25%, 2/1/17	99	101
8.75%, 5/1/10	9,858	10,192
Freddie Mac Gold, 15 Year		
6.00%, 10/1/13-10/1/18	84,695,955	87,447,096
6.50%, 7/1/14-3/1/18	53,042,519	55,510,493
7.00%, 5/1/08-4/1/15	614,222	630,898
7.75%, 7/25/21	1,323,342	1,428,910
Freddie Mac Gold, 20 Year		
6.50%, 10/1/26	52,082,787	54,138,492
Freddie Mac Gold, 30 Year		
6.00%, 6/1/35	49,656,853	51,295,455
6.50%, 9/1/18-4/1/33	101,336,035	105,981,842
7.47%, 3/17/23	359,224	384,607
8.50%, 1/1/23	35,481	38,909
Freddie Mac Gold, Hybrid ARM		
3.805%, 5/1/34	18,478,777	18,530,865
4.807%, 10/1/35	28,408,592	28,821,005
4.846%, 5/1/35	85,297,366	86,631,697
5.388%, 11/1/35	50,737,884	51,655,156
6.327%, 11/1/36	35,105,107	36,108,675
Ginnie Mae, 30 Year		
7.50%, 11/15/24-10/15/25	4,151,689	4,464,113
7.97%, 4/15/20-1/15/21	2,101,421	2,287,853
		2,599,634,050
PRIVATE LABEL CMO & REMIC SECURITIES: 0.0%[a]		
Union Planters Mortgage Finance Corp. Series 2000-1 A1, 7.70%, 12/25/24	3,382,991	3,634,059
		2,854,458,130
ASSET-BACKED SECURITIES: 0.7%		
STUDENT LOAN: 0.7%		
SLM Student Loan Trust		
Series 2006-3 A2, 5.084%, 1/25/16	1,213,422	1,210,433
Series 2006-09 A2, 5.084%, 4/25/17	25,469,113	25,467,763
Series 2007-2 A2, 3.331%, 7/25/17	124,000,000	121,621,048
Series 2006-10 A2, 5.094%, 10/25/17	22,116,304	22,026,481
		170,325,725
CORPORATE: 13.9%		
FINANCIALS: 4.9%		
Bank of America Corp.		
5.30%, 3/15/17	61,000,000	60,588,616
8.00%, 12/15/26[c] (callable)	17,355,000	17,989,510
5.625%, 3/8/35[c]	10,000,000	8,395,770
6.625%, 5/23/36[c]	41,040,000	38,755,837

PAGE 7 • DODGE & COX BALANCED FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Boston Properties, Inc.		
6.25%, 1/15/13	$ 49,070,000	$ 50,008,077
5.625%, 4/15/15	29,500,000	28,184,144
5.00%, 6/1/15	2,890,000	2,656,676
Capital One Financial Corp.		
6.75%, 9/15/17	76,630,000	75,780,173
CIGNA Corp.		
7.65%, 3/1/23	9,745,000	10,286,982
7.875%, 5/15/27	12,970,000	14,038,823
8.30%, 1/15/33	9,050,000	9,813,603
6.15%, 11/15/36	5,500,000	4,787,728
Citigroup, Inc.		
6.125%, 11/21/17	45,000,000	44,933,580
General Electric Co.		
5.041%, 11/1/12	190,000,000	181,578,250
Health Net, Inc.		
6.375%, 6/1/17	18,675,000	17,286,682
HSBC Holdings PLC[b] (United Kingdom)		
6.50%, 5/2/36	23,000,000	22,250,476
6.50%, 9/15/37	45,000,000	42,688,845
JPMorgan Chase & Co.[c]		
8.75%, 9/1/30	28,187,000	31,375,570
5.85%, 8/1/35	5,955,000	5,040,961
Kaupthing Bank HF[b),(d] (Iceland)		
7.125%, 5/19/16	65,060,000	43,900,146
Safeco Corp.		
4.875%, 2/1/10	15,131,000	15,235,752
7.25%, 9/1/12	13,672,000	14,699,957
Travelers Cos., Inc.		
8.125%, 4/15/10	19,885,000	21,396,499
5.00%, 3/15/13	10,250,000	10,535,227
5.50%, 12/1/15	9,160,000	9,118,725
6.25%, 6/20/16	22,000,000	22,818,290
5.75%, 12/15/17	21,660,000	21,903,285
Unum Group		
7.625%, 3/1/11	8,426,000	8,966,646
6.85%, 11/15/15[d]	10,200,000	10,301,184
7.19%, 2/1/28	8,500,000	7,237,240
7.25%, 3/15/28	12,130,000	10,918,704
6.75%, 12/15/28	11,633,000	9,879,325
Wachovia Corp.		
5.281%, 4/23/12	186,000,000	170,035,992
6.00%, 11/15/17	46,000,000	44,927,464
WellPoint, Inc.		
5.00%, 12/15/14	13,070,000	12,294,661
5.25%, 1/15/16	77,600,000	72,972,246
5.875%, 6/15/17	1,275,000	1,247,883
		1,174,829,529
INDUSTRIALS: 7.7%		
AT&T, Inc.		
8.00%, 11/15/31	68,005,000	79,464,455
Boston Scientific Corp.		
5.45%, 6/15/14	$ 24,085,000	$ 22,097,987
6.25%, 11/15/15	1,075,000	1,002,438
6.40%, 6/15/16	21,905,000	20,426,413
Comcast Corp.		
5.30%, 1/15/14	63,050,000	61,877,144
5.85%, 11/15/15	26,500,000	26,162,390
5.90%, 3/15/16	13,180,000	13,072,517
6.50%, 1/15/17	27,500,000	28,086,300
6.30%, 11/15/17	4,810,000	4,868,345
Covidien Ltd.[d]		
6.00%, 10/15/17	19,550,000	20,150,244
Cox Communications, Inc.		
5.45%, 12/15/14	75,530,000	74,360,569
5.50%, 10/1/15	15,265,000	14,916,408
5.875%, 12/1/16[d]	25,145,000	24,966,144
Dillard's, Inc.		
7.85%, 10/1/12	14,000,000	12,810,000
7.13%, 8/1/18	10,831,000	8,285,715
7.875%, 1/1/23	8,860,000	6,489,950
7.75%, 7/15/26	50,000	37,125
7.75%, 5/15/27	550,000	402,875
7.00%, 12/1/28	15,490,000	10,494,475
Dow Chemical Co.		
4.027%, 9/30/09[d]	33,950,000	34,312,688
6.00%, 10/1/12	5,800,000	6,109,476
7.375%, 11/1/29	35,170,000	37,729,813
Ford Motor Credit Co.[a]		
7.375%, 2/1/11	166,700,000	139,004,629
7.25%, 10/25/11	118,160,000	97,059,460
GMAC, LLC		
7.75%, 1/19/10	6,145,000	5,315,216
6.875%, 9/15/11	201,105,000	153,918,527
6.875%, 8/28/12	20,691,000	15,795,539
8.00%, 11/1/31	209,640,000	148,320,300
HCA, Inc.		
8.75%, 9/1/10	27,750,000	27,750,000
7.875%, 2/1/11	23,798,000	23,381,535
6.95%, 5/1/12	50,090,000	47,084,600
6.30%, 10/1/12	11,400,000	10,146,000
6.25%, 2/15/13	47,740,000	41,533,800
6.75%, 7/15/13	27,400,000	24,249,000
5.75%, 3/15/14	20,420,000	16,846,500
6.50%, 2/15/16	22,000,000	18,535,000
Lafarge SA[b] (France)		
6.50%, 7/15/16	33,715,000	32,515,474
Liberty Media Corp.		
8.50%, 7/15/29	32,630,000	27,639,200
8.25%, 2/1/30	25,143,000	20,915,043
Lockheed Martin Corp.		
7.75%, 5/1/26	3,650,000	4,440,747

DODGE & COX BALANCED FUND • PAGE 8

PORTFOLIO OF INVESTMENTS (unaudited) FIXED INCOME SECURITIES (continued)

PAR VALUE VALUE

Macy’s, Inc.

7.625%,	8/15/13 $ 5,900,000 $ 5,962,328
7.45%,	10/15/16 11,675,000 11,192,647
6.90%,	4/1/29 8,080,000 6,837,748
6.90%,	1/15/32 55,984,000 46,990,226
6.70%,	7/15/34 21,275,000 17,693,013

Sprint Nextel Corp.

6.00%,	12/1/16 27,585,000 21,447,338

Time Warner, Inc.

7.625%,	4/15/31 107,980,000 112,937,254
7.70%,	5/1/32 79,490,000 83,687,628

Wyeth

5.50%,	2/1/14 13,058,000 13,525,555

Xerox Corp.

7.125%,	6/15/10 18,425,000 19,415,344
6.875%,	8/15/11 135,655,000 141,863,522

1,844,126,644

TRANSPORTATION: 1.3%

Burlington Northern Santa Fe Corp.

4.30%,	7/1/13 7,320,000 7,184,800
8.251%,	1/15/21 1,318,528 1,535,532
4.967%,	4/1/23 13,274,493 12,740,488
5.72%,	1/15/24 23,751,797 24,676,984
5.629%,	4/1/24 29,724,645 30,764,334
5.342%,	4/1/24 19,387,326 19,716,118
5.996%,	4/1/24 25,163,000 26,691,194

Consolidated Rail Corp.

6.76%,	5/25/15 3,095,096 3,494,952

CSX Transportation, Inc.

9.75%,	6/15/20 5,351,000 6,430,843

FedEx Corp.

6.72%,	7/15/23 16,114,154 16,944,846

Norfolk Southern Corp.

7.70%,	5/15/17 13,000,000 15,040,480
9.75%,	6/15/20 7,389,000 9,675,331

Union Pacific Corp.

6.125%,	1/15/12 15,720,000 16,689,877
6.50%,	4/15/12 3,550,000 3,840,578
5.375%,	5/1/14 2,935,000 3,020,849
4.875%,	1/15/15 8,320,000 8,292,369
6.33%,	1/2/20 30,008,784 32,563,966
5.866%,	7/2/30 36,844,074 37,625,537
6.176%,	1/2/31 22,981,765 24,105,751

301,034,829

3,319,991,002

TOTAL FIXED INCOME SECURITIES

(Cost $6,890,340,156) $6,730,767,798

SHORT-TERM INVESTMENTS: 2.5%

PAR VALUE VALUE

COMMERCIAL PAPER: 0.4%

CIGNA Corp.(d) 4/1/08 $ 10,000,000 $ 10,000,000

Rohm and Haas Co.(d) 4/1/08 23,000,000 23,000,000

WellPoint, Inc.(d) 4/1/08 50,000,000 50,000,000

83,000,000

MONEY MARKET FUND: 0.1%

SSgA Prime Money Market Fund 23,807,883 23,807,883

REPURCHASE AGREEMENT: 2.0%

Fixed Income Clearing

Corporation(f) 2.15%, 4/1/08,

maturity value $489,889,256 489,860,000 489,860,000

TOTAL SHORT-TERM INVESTMENTS

(Cost $596,667,883) $ 596,667,883

TOTAL INVESTMENTS

(Cost $23,256,634,254) 99.8% $23,890,331,675

OTHER ASSETS LESS

LIABILITIES 0.2% 46,517,654

NET ASSETS 100.0% $23,936,849,329

(a)	Non-income producing
(b)	Security issued by a foreign entity, denominated in U.S. dollars
(c)	Cumulative preferred security

(d)Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of March 31, 2008, all such securities in total represented $216,630,406 or 0.9% of net assets.

(e)Rounds to 0.0%

(f)Repurchase agreement is collateralized by Federal Home Loan Bank 2.56%-5.125%, 12/26/08-12/29/08 and Freddie Mac 4.625%, 12/19/08. Total collateral value is $499,658,094.

(g)Subsidiary (see Note below)

Note: Except as noted, investments are grouped by parent company. Actual securities may be issued by the listed parent company or one of its subsidiaries.

ADR: American Depository Receipt

ARM: Adjustable Rate Mortgage

CMO: Collateralized Mortgage Obligation

DUS: Delegated Underwriting and Servicing

REMIC: Real Estate Mortgage Investment Conduit

PAGE 9 DO DGE & COX BALANCED FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Fixed income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and electronic data processing techniques. Under certain circumstances, fixed income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and electronic data processing techniques. Valuations of fixed income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Valuation measurements. Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below.

Level 1: Quoted prices in active markets for identical securities

Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3: Significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments) The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Fund’s net assets as of March 31, 2008:

Valuation Inputs Investments in Securities

Level 1: Quoted Prices $16,691,982,757

Level 2: Other Significant Observable Inputs 7,198,348,918

Level 3: Significant Unobservable Inputs —

Total $23,890,331,675

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At March 31, 2008, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $633,697,421, of which $2,763,097,580 represented appreciated securities and $2,129,400,159 represented depreciated securities.

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and annual report.

DODGE & COX BALANCED FUND PAGE 10

John A. Gunn, Chairman & Trustee

Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee

President, Dodge & Cox

Dana M. Emery, Senior Vice President & Trustee

Executive Vice President, Dodge & Cox

William F. Ausfahl, Independent Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Independent Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Independent Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Independent Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Independent Trustee

Principal, Kentwood Associates, Financial Advisers

Charles F. Pohl, Senior Vice President

Vice President & Chief Investment Officer, Dodge & Cox

Diana S. Strandberg, Senior Vice President

Vice President, Dodge & Cox

David H. Longhurst, Treasurer

Vice President & Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer

Chief Compliance Officer, Dodge & Cox

OFFICERS AND TRUSTEES

PAGE 11 DODGE & COX BALANCED FUND

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422

Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415)981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of March 31, 2008, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

First Quarter Report

March 31, 2008

Income Fund

ESTABLISHED 1989 TICKER: DODIX

03/08 IF QR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox Income Fund had a total return of 0.6% for the first quarter of 2008, compared to 2.2% for the Lehman Brothers Aggregate Bond Index (LBAG). Longer-term results appear on page three. At quarter end, the Fund had net assets of $16.1 billion with a cash position of 4.4%.

The past nine months have been the most challenging in recent memory and the Fund’s performance results, (4.0%), have significantly lagged those of the broad bond market’s LBAG proxy. Though we are not surprised by periods of underperformance, we have been surprised by the depth and breadth of the “subprime crisis,” and the impact on the Fund which has no direct exposure to subprime mortgage securities.

Our day-to-day efforts are directed toward assembling a portfolio of fixed income securities with attractive return prospects for the next three-to-five years. Inevitably, there will be periods when what appears most attractive to us for the long-term is unattractive to the market in the here and now. In this light, the last nine months has simply been an exaggerated version of this periodic occurrence.

The key to our approach is consistency: remaining long-term focused whether the short-term results are constructive or disappointing. Over the past nine months the bond market has been fixated on risk, and has been generally indiscriminate in its treatment of all securities without the explicit backing of the U.S. Treasury. We have reacted by adding to many of the Fund’s positions that have performed most poorly. We don’t do this out of knee-jerk contrarianism or naïve optimism, but through a practiced ritual of re-examining underlying investment fundamentals relative to new valuations, and assuming that financial markets will reward the correct appraisal of these fundamentals over the long haul.

We detail below some of the events that have shaken the bond market, and the extreme valuation discrepancies between bond market sectors that have resulted. While we cannot make any guarantees, we believe these extreme valuations, and the Fund’s positioning to benefit from their normalization, may lay the groundwork for attractive long-term results.

FIRST QUARTER MARKET COMMENTARY

The deepening housing and subprime mortgage crisis spawned a challenging credit and liquidity environment during the quarter and contributed to a significant slowing of U.S. economic activity. Banks and other financial intermediaries have been particularly hard hit. In this environment, the safe and liquid U.S. Treasury sector retained its appeal, resulting in a third straight quarter of extraordinary U.S. Treasury sector returns (up 4.4%) and poor relative performance from other bond market sectors (the Lehman Corporate Index down 0.2%; the Lehman MBS (Mortgage-Backed Securities) Index up 2.4%). A lack of liquidity in certain non-Treasury securities has exacerbated this situation and helped push MBS and Corporate bond yield premiums to levels last seen in 1998 and 2002, respectively.

U.S. economic activity has unquestionably slowed over the past several months. The unemployment rate has risen to 5.1% and the economy has shed an average of 77,000 non-farm jobs during each of the first three months of 2008. In addition, consumer spending measures have weakened, evidenced by reduced sales of autos and durable goods.

Nevertheless, inflation has been rising, driven by food and energy prices. Most recently it was up 4.0% (CPI, year-over-year basis) versus 2.4% one year ago. Core inflation (CPI, ex-food and energy) has also increased, most recently to 2.3%. Meaningful inflationary pressures include record-high prices for certain commodities, including oil ($100/barrel) and gold ($900/oz), and a dramatically weaker U.S. dollar.

FIRST QUARTER PERFORMANCE REVIEW

The Fund underperformed the LBAG by 1.6%. The following factors influenced relative results.

The Fund’s significant overweights of the poor performing Corporate and MBS sectors (15% and 9% greater than the LBAG, respectively, at the beginning of the quarter) detracted from relative returns. In addition, the turmoil centered in the Finance sector resulted in notably poor performance from the Fund’s Corporate holdings in this sector.

PAGE 1 DODGE & COX INCOME FUND

The Fund held far fewer U.S. Treasuries than the LBAG, and the Fund’s Treasuries were quite short in maturity. This positioning detracted meaningfully from relative returns as the Treasury sector return, led by intermediate and long-maturity Treasuries, surpassed all others for the quarter. Several of the Fund’s larger Corporate holdings, e.g., GMAC and Ford Motor Credit, were particularly weak and hampered relative returns. The Fund’s income advantage benefited relative returns, as did its underweight of the poor-performing Asset-Backed Securities/Commercial Mortgage-Backed Securities sectors.

INVESTMENT STRATEGY

Amid the unprecedented events and volatility of the financial markets in the first quarter, we have maintained the Fund’s overweighting of the Corporate and MBS sectors versus the LBAG. Yield premiums in the Corporate sector are at near-record levels, despite low current default rates and generally healthy balance sheets outside the Financials sector. These yield premiums offer significant compensation for the risks that a weakening U.S. economy would visit upon corporate creditworthiness generally. Importantly, a weakening economy will not impact all Corporate issuers equally. Our investment approach—focusing on the individual attributes of each Corporate or potential Corporate holding—gives us confidence in this environment of compelling relative valuations, and we believe that the Fund’s Corporate holdings offer very attractive total return potential over our long-term investment horizon.

We believe the return prospects for the Fund’s Government Sponsored Enterprise (GSE)-guaranteed MBS holdings (47% of the Fund as of quarter end)1 are also quite attractive, in no small part because today’s challenging lending environment has resulted in a relatively benign prepayment environment for many existing MBS.

We continue to position the Fund with less overall interest rate exposure (i.e., lower overall duration2) than the LBAG. While the U.S. economy has clearly slowed, U.S. Treasury valuations seem to incorporate expectations for a prolonged period of economic weakness, a significant decline in inflation, and a safety premium resulting from the market’s recent “flight to quality.” This situation has resulted in long-term “real” interest rates (10-year U.S. Treasury rate less CPI, year-over-year) that are below zero. With the engagement of monetary and fiscal policy levers to counter the economic fallout, and strength in the export sector, we are less pessimistic about long-term prospects for the U.S. economy. Coupled with the very low levels of U.S. Treasury yields and their poor long-term total return prospects, we believe a significant underweighting of the Treasury sector and defensive overall duration positioning are appropriate strategies for the Fund.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Income Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Dana M. Emery,

Chairman Senior Vice President

May 8, 2008

1 The U.S. Government does not guarantee the Fund’s shares, yield and net asset value. The guarantee does not eliminate market risk.

2	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

DODGE & COX INCOME FUND PAGE 2

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON MARCH 31, 1998

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED MARCH 31, 2008

1	Year 5 Years 10 Years

Dodge & Cox Income Fund 3.78% 4.13% 5.91%

Lehman Brothers Aggregate

Bond Index (LBAG) 7.67 4.58 6.04

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

PAGE 3 DODGE & COX INCOME FUND

FUND INFORMATION March 31, 2008

GENERAL INFORMATION

Net Asset Value Per Share	$12.42
Total Net Assets (billions)	$16.1
30-Day SEC Yield[a]	5.46%
2007 Expense Ratio	0.44%
2007 Portfolio Turnover Rate	27%
Fund Inception	1989

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 18 years, and by the Investment Policy Committee, whose 12 members' (for fixed income decisions) average tenure is 21 years.

ASSET ALLOCATION


Fixed Income Securities: 95.6%
Cash Equivalents: 4.4%

PORTFOLIO CHARACTERISTICS

PORTFOLIO CHARACTERISTICS	Fund	LBAG
Number of Fixed Income Securities	476	9175
Effective Maturity (years)	5.9	7.1
Effective Duration (years)	3.7	4.4

SECTOR DIVERSIFICATION

SECTOR DIVERSIFICATION	Fund	LBAG
U.S. Treasury & Government Related	11.6%	32.4%
Mortgage-Related Securities	47.2	39.0
Asset-Backed Securities/CMBS[b]	2.1	6.0
Corporate	34.7	19.2
Non-Corporate Yankee	0.0	3.4
Cash Equivalents	4.4	0.0

FIVE LARGEST CORPORATE ISSUERS[c]

FIVE LARGEST CORPORATE ISSUERS[c]	Fund
Ford Motor Credit Co.	2.8%
GMAC, LLC	2.7
Time Warner, Inc.	2.2
HCA, Inc.	2.1
Wachovia Corp.	1.9

CREDIT QUALITY[d]

CREDIT QUALITY[d]	Fund	LBAG
U.S. Government & Government Related	58.7%	71.3%
Aaa	2.5	8.3
Aa	7.2	5.1
A	5.4	8.1
Baa	12.0	7.2
Ba	1.7	0.0
B	6.0	0.0
Caa	2.1	0.0
Cash Equivalents	4.4	0.0
Average Quality	Aa2	Aa1

MATURITY DIVERSIFICATION

MATURITY DIVERSIFICATION	Fund	LBAG
0-1 Years to Maturity	13.6%	0.0%
1-5	50.9	42.9
5-10	25.8	45.5
10-15	1.1	3.3
15-20	0.9	2.1
20-25	5.7	2.5
25 and Over	2.0	3.7

[a] SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.

[b] CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.

[c] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

[d] The Fund's credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG's credit quality ratings are from Lehman Brothers and reference Moody's, Standard & Poor's and Fitch ratings. The LBAG's methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund's average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

DODGE & COX INCOME FUND • PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

FIXED INCOME SECURITIES: 95.6%

PAR VALUE VALUE

U.S. TREASURY AND GOVERNMENT RELATED: 11.6%

U.S. TREASURY: 8.8%

U.S. Treasury Notes

4.875%, 4/30/08 $ 175,000,000 $175,464,800

3.25%, 8/15/08 200,125,000 201,469,640

3.125%, 10/15/08 325,000,000 328,097,575

3.375%, 12/15/08 150,000,000 152,027,400

3.25%, 1/15/09 300,000,000 304,148,400

4.75%, 2/28/09 250,000,000 257,285,250

1,418,493,065

GOVERNMENT RELATED: 2.8%

Small Business Administration — 504 Program

Series 91-20K, 8.25%, 11/1/11 192,042 195,214

Series 92-20B, 8.10%, 2/1/12 210,272 215,140

Series 92-20C, 8.20%, 3/1/12 439,266 450,480

Series 92-20D, 8.20%, 4/1/12 410,480 417,357

Series 92-20G, 7.60%, 7/1/12 741,248 757,367

Series 92-20H, 7.40%, 8/1/12 496,415 507,697

Series 92-20I, 7.05%, 9/1/12 532,887 544,993

Series 92-20J, 7.00%, 10/1/12 1,038,318 1,056,875

Series 92-20K, 7.55%, 11/1/12 1,012,691 1,034,073

Series 92-20L, 7.45%, 12/1/12 464,869 475,294

Series 93-20B, 7.00%, 2/1/13 673,274 688,911

Series 93-20C, 6.50%, 3/1/13 2,149,131 2,195,405

Series 93-20D, 6.75%, 4/1/13 819,131 835,631

Series 93-20E, 6.55%, 5/1/13 3,210,662 3,275,770

Series 93-20F, 6.65%, 6/1/13 941,899 962,486

Series 93-20L, 6.30%, 12/1/13 1,474,055 1,507,780

Series 94-20A, 6.50%, 1/1/14 1,692,975 1,735,596

Series 94-20D, 7.70%, 4/1/14 444,150 461,757

Series 94-20E, 7.75%, 5/1/14 1,795,497 1,858,690

Series 94-20F, 7.60%, 6/1/14 1,098,578 1,137,507

Series 94-20G, 8.00%, 7/1/14 661,746 687,977

Series 94-20H, 7.95%, 8/1/14 603,433 627,947

Series 94-20I, 7.85%, 9/1/14 720,181 749,821

Series 94-20K, 8.65%, 11/1/14 713,698 746,709

Series 94-20L, 8.40%, 12/1/14 651,210 680,839

Series 95-20A, 8.50%, 1/1/15 198,108 207,597

Series 95-20C, 8.10%, 3/1/15 527,539 552,476

Series 97-20E, 7.30%, 5/1/17 1,381,811 1,448,409

Series 97-20J, 6.55%, 10/1/17 1,842,263 1,914,694

Series 98-20C, 6.35%, 3/1/18 6,857,309 7,118,964

Series 98-20H, 6.15%, 8/1/18 2,386,145 2,471,785

Series 98-20L, 5.80%, 12/1/18 1,486,336 1,531,457

Series 99-20C, 6.30%, 3/1/19 1,648,530 1,709,424

Series 99-20G, 7.00%, 7/1/19 3,988,535 4,206,146

Series 99-20I, 7.30%, 9/1/19 1,186,284 1,259,053

Series 01-20G, 6.625%, 7/1/21 10,275,972 10,965,773

Series 01-20L, 5.78%, 12/1/21 24,008,449 24,935,999

Series 02-20L, 5.10%, 12/1/22 6,031,874 6,094,089

Series 04-20L, 4.87%, 12/1/24 7,181,194 7,198,327

Series 05-20B, 4.625%, 2/1/25 9,097,280 8,769,718

PAR VALUE VALUE

Series 05-20C, 4.95%, 3/1/25 $6,207,972 $6,091,911

Series 05-20E, 4.84%, 5/1/25 18,855,064 18,649,195

Series 05-20G, 4.75%, 7/1/25 17,139,194 16,810,644

Series 05-20I, 4.76%, 9/1/25 19,164,311 18,556,434

Series 06-20A, 5.21%, 1/1/26 19,703,295 20,048,747

Series 06-20B, 5.35%, 2/1/26 5,738,379 5,872,268

Series 06-20C, 5.57%, 3/1/26 29,219,207 30,175,619

Series 06-20G, 6.07%, 7/1/26 51,162,291 53,941,637

Series 06-20J, 5.37%, 10/1/26 17,627,818 18,042,587

Series 06-20L, 5.12%, 12/1/26 13,798,644 13,957,660

Series 07-20A, 5.32%, 1/1/27 27,208,296 27,735,347

Series 07-20C, 5.23%, 3/1/27 41,179,621 41,599,348

Series 07-20D, 5.32%, 4/1/27 42,897,795 43,841,203

Series 07-20G, 5.82%, 7/1/27 29,816,570 31,188,100

450,701,927

1,869,194,992

MORTGAGE-RELATED SECURITIES: 47.2%

FEDERAL AGENCY CMO & REMIC: 3.5%

Dept. of Veterans Affairs

Trust 1995-2D4A,

9.293%, 5/15/25 384,759 429,613

Trust 1997-2Z, 7.50%, 6/15/27 28,498,277 31,177,522

Trust 1998-1 1A,

8.177%, 10/15/27 1,098,675 1,208,690

Fannie Mae

Trust 1994-72 J, 6.00%, 6/25/23 4,577,912 4,623,321

Trust 1998-58 PX, 6.50%, 9/25/28 2,616,941 2,724,242

Trust 1998-58 PC,

6.50%, 10/25/28 15,461,062 16,141,499

Series 2001-69 PQ,

6.00%, 12/25/31 23,452,521 24,238,420

Trust 2002-33 A1, 7.00%, 6/25/32 5,184,880 5,628,069

Series 2008-24 GD,

6.50%, 3/25/37 54,006,617 55,044,516

Trust 2001-T4 A1, 7.50%, 7/25/41 4,512,355 4,925,484

Trust 2001-T10A1,

7.00%, 12/25/41 7,282,435 7,797,142

Trust 2002-90 A1, 6.50%, 6/25/42 9,592,016 10,247,964

Trust 2002-W6 2A1,

7.00%, 6/25/42 8,036,352 8,499,758

Trust 2002-W8 A2,

7.00%, 6/25/42 4,152,509 4,496,179

Trust 2003-W2 1A2,

7.00%, 7/25/42 25,178,875 27,403,746

Trust 2003-W4 3A,

7.00%, 10/25/42 7,419,595 7,864,702

Trust 2003-07 A1,

6.50%, 12/25/42 10,294,298 10,812,289

Trust 2003-W1 1A1,

6.50%, 12/25/42 15,310,928 16,240,858

Trust 2003-W1 2A,

7.50%, 12/25/42 7,002,002 7,557,808

PAGE 5 DODGE & COX INCOME FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Trust 2004-W2 5A, 7.50%, 3/25/44	$ 31,722,043	$ 35,064,566
Trust 2004-W8 3A, 7.50%, 6/25/44	19,388,690	21,472,554
Trust 2005-W1 1A3, 7.00%, 10/25/44	17,611,278	19,185,515
Trust 2001-79 BA, 7.00%, 3/25/45	2,290,393	2,422,949
Trust 2006-W1 1A1, 6.50%, 12/25/45	2,365,686	2,576,787
Trust 2006-W1 1A2, 7.00%, 12/25/45	15,579,575	17,351,630
Trust 2006-W1 1A3, 7.50%, 12/25/45	251,760	281,657
Trust 2006-W1 1A4, 8.00%, 12/25/45	18,607,764	21,048,156
Trust 2007-W10 1A, 6.174%, 8/25/47	105,126,824	109,150,028
Trust 2007-W10 2A, 6.149%, 8/25/47	27,640,822	28,655,245
Freddie Mac		
Series 1565 G, 6.00%, 8/15/08	260,598	260,304
Series 1601 PJ, 6.00%, 10/15/08	1,462,338	1,460,686
Series 2439 LG, 6.00%, 9/15/30	6,712,487	6,792,967
Series 3312 AB, 6.50%, 6/15/32	33,445,728	35,204,799
Series T-48 1A, 7.093%, 7/25/33	7,001,202	7,417,414
Ginnie Mae		
Series 1999-29 PB, 7.25%, 7/16/28	2,023,932	2,062,180
		557,469,259
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 43.6%		
Fannie Mae, 10 Year		
6.00%, 11/1/16	18,338,428	18,916,234
Fannie Mae, 15 Year		
5.50%, 9/1/14-1/1/22	407,773,039	418,290,922
6.00%, 4/1/13-8/1/22	991,380,907	1,022,479,220
6.50%, 11/1/12-11/1/18	157,727,549	165,501,301
7.00%, 7/1/08-12/1/11	870,228	898,293
7.50%, 11/1/14-8/1/17	15,298,590	16,040,992
Fannie Mae, 20 Year		
6.00%, 2/1/28	68,075,901	69,989,804
6.50%, 4/1/19-10/1/24	55,462,388	57,920,515
Fannie Mae, 30 Year		
5.00%, 11/1/33-3/1/34	289,800,250	287,634,019
5.50%, 10/1/33-8/1/35	413,147,525	418,474,725
6.00%, 11/1/28-3/1/36	1,284,592,439	1,324,483,683
6.50%, 12/1/32-1/1/38	646,743,294	668,282,023
7.00%, 4/1/32	3,262,141	3,472,464
8.00%, 1/1/12-8/1/22	95,341	99,465
Fannie Mae, Hybrid ARM		
3.937%, 10/1/33	21,311,218	21,262,731
4.126%, 12/1/36	31,462,079	31,491,918
4.208%, 9/1/34	16,423,426	16,723,719
4.248%, 1/1/35	$ 17,253,932	$ 17,745,796
4.473%, 7/1/34	19,815,831	20,042,784
4.483%, 1/1/35	50,285,473	50,901,379
4.495%, 1/1/35	13,532,008	13,565,572
4.50%, 6/1/35-7/1/35	24,516,657	24,925,527
4.543%, 8/1/34	22,184,708	22,681,191
4.597%, 10/1/34	19,680,336	19,936,104
4.633%, 8/1/35	19,139,219	19,336,490
4.66%, 1/1/36	36,130,403	36,601,208
4.695%, 8/1/34	4,625,884	4,733,319
4.735%, 7/1/35	15,864,888	16,074,985
4.756%, 7/1/35	16,397,333	16,619,185
4.762%, 10/1/35	26,925,101	27,320,492
4.768%, 11/1/36	22,174,047	22,503,416
4.773%, 8/1/35	48,368,669	49,021,505
4.801%, 1/1/36	28,447,632	28,743,555
4.864%, 12/1/35	18,405,776	18,615,659
4.885%, 10/1/35	14,867,944	15,061,228
4.986%, 4/1/35	24,581,785	25,050,545
5.00%, 9/1/35	19,478,561	19,844,938
5.036%, 7/1/35	118,811,213	120,376,908
5.09%, 7/1/35	17,268,618	17,603,469
5.247%, 1/1/37	28,803,679	29,093,548
5.287%, 11/1/35	17,059,064	17,514,364
Fannie Mae, Multifamily DUS		
Pool 760744, 4.75%, 3/1/15	13,590,000	13,668,486
Pool 555162, 4.834%, 1/1/13	16,883,050	17,243,642
Pool 555191, 4.866%, 2/1/13	15,612,302	15,965,237
Pool 888559, 5.425%, 6/1/17	36,518,969	36,857,549
Pool 888015, 5.549%, 11/1/16	47,847,446	47,749,910
Pool 555172, 5.677%, 12/1/12	2,547,803	2,676,602
Pool 545987, 5.88%, 9/1/12	21,607,402	22,912,989
Pool 545685, 5.931%, 4/1/12	22,000,343	23,270,703
Pool 545708, 6.055%, 5/1/12	2,503,210	2,662,383
Pool 545547, 6.095%, 3/1/12	12,581,569	13,444,192
Pool 545527, 6.113%, 2/1/12	8,867,547	9,424,208
Pool 545209, 6.135%, 10/1/11	24,693,472	26,129,245
Pool 545059, 6.224%, 5/1/11	22,336,591	23,600,130
Pool 545179, 6.253%, 9/1/11	16,796,354	17,838,949
Pool 323822, 6.379%, 7/1/09	1,181,027	1,204,520
Freddie Mac, 30 Year		
7.50%, 10/1/08	24	25
Freddie Mac Gold, 10 Year		
6.00%, 9/1/16	8,791,457	9,068,238
Freddie Mac Gold, 15 Year		
5.50%, 11/1/13-10/1/20	139,997,545	143,425,010
6.00%, 4/1/13-2/1/22	172,610,676	177,969,567
6.50%, 2/1/11-9/1/18	58,657,755	61,459,993
7.00%, 11/1/08-3/1/12	973,995	1,007,169
Freddie Mac Gold, 20 Year		
5.50%, 11/1/23	66,877,047	68,140,078
6.00%, 7/1/25	15,942,513	16,477,965
6.50%, 7/1/21-10/1/26	42,287,264	43,980,811

Dodge & Cox Income Fund • page 6

PORTFOLIO OF INVESTMENTS (unaudited)

FIXED INCOME SECURITIES (continued)

PAR VALUE VALUE

Freddie Mac Gold, 30 Year

6.00%, 2/1/33-3/1/35 $ 104,643,448 $107,993,699

6.50%, 5/1/17-9/1/37 98,567,467 101,690,983

7.00%, 4/1/31 20,045,135 21,299,877

7.90%, 2/17/21 2,407,352 2,605,552

Freddie Mac Gold, Hybrid ARM

3.333%, 9/1/33 82,089,723 81,906,479

4.147%, 1/1/35 15,257,575 15,275,399

4.166%, 3/1/35 9,772,190 9,951,894

4.32%, 8/1/34 11,318,330 11,438,811

4.407%, 9/1/35 29,890,285 29,970,807

4.41%, 1/1/35 116,938,222 118,506,407

4.498%, 4/1/35 8,067,619 8,187,008

4.597%, 4/1/36 33,624,886 34,279,933

4.67%, 8/1/35 15,238,417 15,492,960

4.719%, 2/1/34 59,457,385 59,983,646

4.724%, 8/1/35 18,489,202 18,723,374

4.829%, 2/1/35 11,180,965 11,273,221

4.85%, 10/1/35 21,174,946 21,470,953

4.855%, 1/1/36 21,481,703 21,619,584

5.129%, 1/1/36 64,299,010 65,374,707

5.168%, 5/1/37 26,983,059 27,498,591

5.297%, 1/1/37 32,744,153 33,051,645

5.339%, 7/1/37 68,781,991 69,211,831

5.463%, 3/1/37 45,565,664 46,264,580

5.547%, 4/1/37 64,670,126 65,720,588

5.846%, 8/1/36 24,936,666 25,490,081

5.914%, 1/1/36 19,741,711 20,097,666

Ginnie Mae, 15 Year

7.00%, 4/15/09 98,645 99,477

Ginnie Mae, 30 Year

7.00%, 5/15/28 1,863,718 1,996,336

7.50%, 9/15/17-5/15/25 6,139,375 6,604,959

7.80%, 6/15/20-1/15/21 1,641,164 1,776,783

7,046,910,627

PRIVATE LABEL CMO & REMIC SECURITIES: 0.1%

GSMPS Mortgage Loan Trust Series(b)

2004-4 1A4,8.50%, 6/25/34 11,965,853 13,518,999

7,617,898,885

ASSET-BACKED SECURITIES: 2.1%

STUDENT LOAN: 2.1%

SLM Student Loan Trust

Series 2008-3 A1, 3.602%, 1/27/14 11,000,000 10,989,682

Series 2005-10 A2,

5.094%, 4/27/15 1,510,743 1,510,184

Series 2007-8 A1, 3.561%, 7/27/15 5,240,960 5,241,746

Series 2006-7 A2,

5.074%, 10/25/16 17,666,410 17,597,636

Series 2006-8 A2,

5.084%, 10/25/16 24,450,687 24,381,737

Series 2005-2 A4,3.411%, 4/25/17 44,360,361 43,436,711

Series 2007-2 A2, 3.331%, 7/25/17 183,175,000 179,660,769

PAR VALUE VALUE

Series 2007-3 A2,3.341%, 10/25/17 $ 10,000,000 $9,787,186

Series 2006-4 A2,5.084%, 4/25/18 1,823,201 1,823,041

Series 2006-3A 4, 5.164%, 7/25/19 56,000,000 54,333,104

348,761,796

CORPORATE: 34.7%

FINANCIALS: 10.4%

Bank of America Corp.

5.30%, 3/15/17 105,000,000 104,291,880

8.00%, 12/15/26(a) (callable) 14,615,000 15,149,334

5.625%, 3/8/35(a) 21,450,000 18,008,927

6.625%, 5/23/36(a) 64,470,000 60,881,793

Boston Properties, Inc.

6.25%, 1/15/13 60,932,000 62,096,845

5.625%, 4/15/15 35,160,000 33,591,678

5.00%, 6/1/15 17,444,000 16,035,658

Capital One Financial Corp.

6.75%, 9/15/17 130,225,000 128,780,805

CIGNA Corp.

7.00%, 1/15/11 13,665,000 14,174,664

6.375%, 10/15/11 28,755,000 29,595,336

7.65%, 3/1/23 3,597,000 3,797,052

7.875%, 5/15/27 27,840,000 30,134,220

8.30%, 1/15/33 7,445,000 8,073,179

6.15%, 11/15/36 38,000,000 33,078,848

Citigroup, Inc.

6.125%, 11/21/17 77,115,000 77,001,178

Health Net, Inc.

6.375%, 6/1/17 29,050,000 26,890,394

HSBC Holdings PLC(c) (United Kingdom)

6.50%, 5/2/36 41,875,000 40,510,377

6.50%, 9/15/37 78,475,000 74,444,602

JPMorgan Chase & Co.(a)

8.75%, 9/1/30 26,480,000 29,475,471

5.875%, 3/15/35 14,625,000 12,435,126

5.85%, 8/1/35 22,090,000 18,699,384

Kaupthing Bank HF(b),(c) (Iceland)

7.125%, 5/19/16 107,308,000 72,407,575

Safeco Corp.

4.875%, 2/1/10 15,225,000 15,330,403

7.25%, 9/1/12 18,122,000 19,484,539

Travelers Cos., Inc.

8.125%, 4/15/10 21,575,000 23,214,959

5.00%, 3/15/13 17,118,000 17,594,343

5.50%, 12/1/15 14,152,000 14,088,231

6.25%, 6/20/16 44,360,000 46,009,970

5.75%, 12/15/17 36,040,000 36,444,801

Unum Group

7.625%, 3/1/11 11,496,000 12,233,629

6.85%, 11/15/15(b) 21,150,000 21,359,808

7.19%, 2/1/28 11,640,000 9,910,762

7.25%, 3/15/28 25,730,000 23,160,615

6.75%, 12/15/28 8,005,000 6,798,246

PAGE 7 DODGE & COX INCOME FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Wachovia Corp.		
5.281%, 4/23/12	$ 154,790,000	$ 141,504,684
6.00%, 11/15/17	80,000,000	78,134,720
5.75%, 2/1/18	84,060,000	82,335,425
WellPoint, Inc.		
6.375%, 1/15/12	7,662,000	8,153,671
5.00%, 12/15/14	15,685,000	14,754,534
5.25%, 1/15/16	121,540,000	114,291,841
Wells Fargo & Co.		
5.625%, 12/11/17	76,035,000	77,773,236
		1,672,132,743
INDUSTRIALS: 21.1%		
AT&T, Inc.		
8.00%, 11/15/31	160,005,000	186,967,283
Boston Scientific Corp.		
5.45%, 6/15/14	46,073,000	42,271,978
6.25%, 11/15/15	15,000,000	13,987,500
6.40%, 6/15/16	46,677,000	43,526,302
Comcast Corp.		
5.30%, 1/15/14	75,090,000	73,693,176
5.85%, 11/15/15	24,985,000	24,666,691
5.90%, 3/15/16	41,765,000	41,424,406
6.50%, 1/15/17	42,020,000	42,915,866
6.30%, 11/15/17	31,370,000	31,750,518
5.875%, 2/15/18	61,380,000	59,786,391
Covidien Ltd.[b]		
6.00%, 10/15/17	32,700,000	33,703,988
Cox Communications, Inc.		
5.45%, 12/15/14	114,974,000	113,193,858
5.875%, 12/1/16[b]	78,390,000	77,832,412
Dillard's, Inc.		
6.625%, 11/15/08	5,060,000	5,047,350
9.50%, 9/1/09	550,000	558,250
7.13%, 8/1/18	24,015,000	18,371,475
7.75%, 7/15/26	21,666,000	16,087,005
7.75%, 5/15/27	12,903,000	9,451,448
7.00%, 12/1/28	28,825,000	19,528,938
Dow Chemical Co.		
4.027%, 9/30/09[b]	54,087,000	54,664,811
6.00%, 10/1/12	9,875,000	10,401,910
7.375%, 11/1/29	48,884,000	52,441,973
Ford Motor Credit Co.[a]		
7.375%, 2/1/11	300,248,000	250,365,098
7.25%, 10/25/11	232,790,000	191,219,293
7.80%, 6/1/12	16,625,000	13,713,530
7.00%, 10/1/13	2,070,000	1,614,639
General Electric Co.		
5.00%, 2/1/13	35,039,000	36,294,202
GMAC, LLC		
6.875%, 9/15/11	382,555,000	292,793,825
6.875%, 8/28/12	43,025,000	32,845,347
8.00%, 11/1/31	155,150,000	109,768,625
HCA, Inc.		
8.75%, 9/1/10	$ 54,920,000	$ 54,920,000
7.875%, 2/1/11	54,800,000	53,841,000
6.95%, 5/1/12	141,710,000	133,207,400
6.25%, 2/15/13	39,655,000	34,499,850
6.75%, 7/15/13	29,463,000	26,074,755
5.75%, 3/15/14	28,700,000	23,677,500
6.50%, 2/15/16	19,690,000	16,588,825
Lafarge SA[c] (France)		
6.50%, 7/15/16	57,790,000	55,733,924
Liberty Media Corp.		
8.50%, 7/15/29	32,975,000	27,931,432
8.25%, 2/1/30	65,795,000	54,731,147
Lockheed Martin Corp.		
7.65%, 5/1/16	12,795,000	15,021,036
6.15%, 9/1/36	14,154,000	14,617,996
Macy's, Inc.		
7.625%, 8/15/13	7,155,000	7,230,585
7.00%, 2/15/28	29,350,000	25,207,248
6.70%, 9/15/28	20,550,000	17,024,442
6.90%, 4/1/29	31,140,000	26,352,412
6.90%, 1/15/32	33,720,000	28,302,916
6.70%, 7/15/34	60,630,000	50,421,969
Nordstrom, Inc.		
6.95%, 3/15/28	12,620,000	12,646,401
Sprint Nextel Corp.		
6.00%, 12/1/16	59,445,000	46,218,487
Time Warner, Inc.		
7.625%, 4/15/31	175,648,000	183,711,824
7.70%, 5/1/32	155,313,000	163,514,614
Wyeth		
5.50%, 2/1/14	110,715,000	114,679,261
5.50%, 2/15/16	15,000,000	15,295,080
5.45%, 4/1/17	47,445,000	48,322,495
Xerox Corp.		
9.75%, 1/15/09	17,375,000	18,052,608
7.125%, 6/15/10	77,900,000	82,087,125
6.875%, 8/15/11	52,650,000	55,059,633
6.40%, 3/15/16	34,269,000	35,452,274
7.20%, 4/1/16	17,996,000	19,312,926
6.75%, 2/1/17	46,321,000	48,897,328
		3,409,522,581
TRANSPORTATION: 3.2%		
Burlington Northern Santa Fe Corp.		
4.30%, 7/1/13	7,883,000	7,737,401
4.875%, 1/15/15	7,835,000	7,845,546
7.57%, 1/2/21	21,280,123	23,742,399
8.251%, 1/15/21	6,984,080	8,133,520
5.72%, 1/15/24	28,795,282	29,916,924
5.629%, 4/1/24	44,341,933	45,892,896
5.342%, 4/1/24	10,446,569	10,623,734
5.996%, 4/1/24	54,800,000	58,128,103

Dodge & Cox Income Fund • page 8

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

FIXED INCOME SECURITIES (continued)

	PAR VALUE	VALUE
CSX Corp.		
9.75%, 6/15/20	$ 10,272,000	$ 12,344,910
6.251%, 1/15/23	22,946,000	22,906,050
FedEx Corp.		
6.72%, 7/15/23	23,424,120	24,631,645
7.65%, 7/15/24	2,796,980	3,128,029
Norfolk Southern Corp.		
7.70%, 5/15/17	29,475,000	34,101,396
9.75%, 6/15/20	14,188,000	18,578,103
Union Pacific Corp.		
6.50%, 4/15/12	12,337,000	13,346,820
5.375%, 5/1/14	22,886,000	23,555,415
4.875%, 1/15/15	10,764,000	10,728,253
6.85%, 1/2/19	7,290,304	8,079,214
6.70%, 2/23/19	9,860,248	10,836,583
7.60%, 1/2/20	1,642,399	1,847,193
6.061%, 1/17/23	16,595,502	17,189,562
4.698%, 1/2/24	5,996,903	5,699,737
5.082%, 1/2/29	10,951,582	10,637,787
5.866%, 7/2/30	61,077,504	62,372,958
6.176%, 1/2/31	41,423,701	43,449,641
		515,453,819
		5,597,109,143
TOTAL FIXED INCOME SECURITIES (Cost $15,581,758,706)		$15,432,964,816

SHORT-TERM INVESTMENTS: 4.2%

	PAR VALUE	VALUE
COMMERCIAL PAPER: 2.7%		
CIGNA Corp.[b]		
4/18/08	32,500,000	32,452,423
Comcast Corp.[b]		
4/10/08	50,000,000	49,963,125
Covidien Ltd.[b]		
4/4/08	25,000,000	24,992,813
4/7/08	25,000,000	24,985,625
Dow Chemical Co.		
4/24/08	37,500,000	37,414,948
4/28/08	32,500,000	32,413,469
Rohm and Haas Co.[b]		
4/1/08	29,000,000	29,000,000
Time Warner, Inc.[b]		
5/2/08	25,000,000	24,938,000
5/27/08	25,000,000	24,872,833
Travelers Cos., Inc.[b]		
4/11/08	25,000,000	24,979,167
UBS Finance (Delaware) LLC[c] (Switzerland)		
4/8/08	50,000,000	49,970,882
WellPoint, Inc.[b]		
4/1/08	$ 30,000,000	$ 30,000,000
4/3/08	25,000,000	24,995,486
5/9/08	25,000,000	24,920,042
		435,898,813
MONEY MARKET FUND: 0.1%		
SSgA Prime Money Market Fund	16,148,740	16,148,740
REPURCHASE AGREEMENT: 1.4%		
Fixed Income Clearing Corporation[d] 2.15%, 4/1/08, maturity value $233,508,945	233,495,000	233,495,000
TOTAL SHORT-TERM INVESTMENTS (Cost $685,542,553)		$ 685,542,553
TOTAL INVESTMENTS (Cost $16,267,301,259)	99.8%	$16,118,507,369
OTHER ASSETS LESS LIABILITIES	0.2%	27,780,196
NET ASSETS	100.0%	$16,146,287,565

[a] Cumulative preferred security

[b] Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of March 31, 2008, all such securities in total represented $589,587,107 or 3.7% of net assets.

[c] Security issued by a foreign entity, denominated in U.S. dollars

[d] Repurchase agreement is collateralized by Fannie Mae 3.25%, 8/15/08 and Freddie Mac 0.00%-3.625%, 8/4/08-9/15/08. Total collateral value is $238,166,538.

[e] Subsidiary (see Note below)

Note: Except as noted, investments are grouped by parent company. Actual securities may be issued by the listed parent company or one of its subsidiaries.

ARM: Adjustable Rate Mortgage
CMO: Collateralized Mortgage Obligation
DUS: Delegated Underwriting and Servicing
REMIC: Real Estate Mortgage Investment Conduit

PAGE 9 • DODGE & COX INCOME FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Fixed income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and electronic data processing techniques. Under certain circumstances, fixed income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and electronic data processing techniques. Valuations of fixed income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Valuation measurements. Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below.

Level 1: Quoted prices in active markets for identical securities

Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3: Significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Fund’s net assets as of March 31, 2008:

Valuation Inputs Investments in Securities

Level 1: Quoted Prices $ 1,434,641,805

Level 2: Other Significant Observable Inputs 14,683,865,564

Level 3: Significant Unobservable Inputs —

Total $16,118,507,369

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At March 31, 2008, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized depreciation aggregated $148,793,890, of which $260,922,659 represented appreciated securities and $409,716,549 represented depreciated securities.

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and annual report.

DODGE & COX INCOME FUND PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee President, Dodge & Cox

Dana M. Emery, Senior Vice President & Trustee Executive Vice President, Dodge & Cox

William F. Ausfahl, Independent Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Independent Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Independent Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Independent Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and

former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Independent Trustee Principal, Kentwood Associates, Financial Advisers

Charles F. Pohl, Senior Vice President

Vice President & Chief Investment Officer, Dodge & Cox

Diana S. Strandberg, Senior Vice President Vice President, Dodge & Cox

David H. Longhurst, Treasurer

Vice President & Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer Chief Compliance Officer, Dodge & Cox

PAGE 11 DODGE & COX INCOME FUND

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422

Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415)981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of March 31, 2008, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

First Quarter Report

March 31, 2008

International Stock Fund

ESTABLISHED 2001

TICKER: DODFX

03/08 ISF QR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox International Stock Fund had a total return of negative 10.8% for the first quarter of 2008, compared to negative 8.9% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) benchmark. Longer-term results appear on page three. At quarter end, the Fund had net assets of $49.1 billion with a cash position of 2.4%.

FIRST QUARTER PERFORMANCE REVIEW Key Detractors From Results

Weak returns from the Fund’s holdings in the Information Technology sector (down 22% compared to down 14% for the MSCI EAFE sector) hurt performance, especially in the Communications, Equipment and Semiconductor industries. Selected detractors included Nortel Networks (down 56%), Motorola (down 42%) and Infineon Technologies (down 40%).

The Fund’s overweight position and selection of holdings in the Pharmaceuticals industry detracted from results. Selected weak performers included Sanofi-Aventis (down 18%) and GlaxoSmithKline (down 15%).

Selected investments in South Africa and Turkey hurt the Fund’s performance. Key detractors included Naspers (down 27%), Standard Bank Group (down 26%) and Haci Omer Sabanci Holdings (down 43%).

Key Contributors to Results The Fund’s selection of holdings in the Financials sector (down 8%) helped relative performance in comparison to the MSCI EAFE sector (down 11%). Selected positive contributors included Bangkok Bank (up 24%), Swiss Reinsurance (up 23%),

Kasikornbank (up 12%), Swiss Life (up 12%) and Millea Holdings (up 10%). The Fund’s Japanese investments were down 6% (versus the MSCI EAFE’s Japanese holdings, which were down 8%). Strong performers included Seiko Epson (up 25%), Mediceo Paltac (up 23%) and Toto (up 20%).

For the first quarter, U.S. Dollar depreciation had an overall positive effect on the Fund’s performance. However, the Fund’s hedging of a portion of its Euro and British Pound-Sterling exposure decreased performance by 0.4%.

INVESTMENT STRATEGY Would we buy this stock today?

This past quarter was characterized by negative investment performance across nearly every sector, industry and region. Often, share price declines accurately capture a fundamental deterioration in a business. However, our experience suggests that the long-term value of a company is much less volatile than its daily stock price implies. Accordingly, price declines and volatility can represent attractive investment opportunities for long-term investors.

In the face of price declines, we ask ourselves a simple question: given what we know, would we buy this stock today? To arrive at an answer, we revisit our investment thesis with a formal review of the company and a discussion about the appropriate size of the Fund’s holding at the new price. This discipline focuses us on the factors that we believe drive long-term investment performance: valuation, management, growth prospects and the strength of a company’s business. This quarter, we reviewed a number of the Fund’s holdings in light of price declines. Below we highlight two.1

Sony, the Japanese conglomerate that produces film and television content, manufactures consumer electronics and provides financial services, has been a portfolio holding since the Fund’s inception in 2001. We frequently revisit our thesis and reevaluate our investment in the company. Against a backdrop of market concerns related to current-year profitability and economic headwinds, Sony’s share price has fallen by 36% since the beginning of the year. Sony is in the midst of a multi-year restructuring program whose impact on short-term financial results is difficult to predict, but management is focused on goals which we think are consistent with long-term value creation: encouraging cooperation among company divisions, lowering capital intensity and cutting expenses. Because we believe that the long-term investment thesis for Sony remains intact, we added to the Fund’s position.

In contrast, our thesis changed substantially in Central Japan Railway, the passenger railway that operates the bullet train between Tokyo and Osaka. In 2005, we started an investment based on the premise that

PAGE 1 DODGE & COX INTERNATIONAL STOCK FUND

management could improve earnings by using the railway’s high free cash flow generation to pay down expensive debt. In addition, the company had cost reduction opportunities, would be a direct beneficiary from increased economic activity in Japan and traded at an attractive valuation in relation to its cash flow. Our thesis was validated as the company reduced its debt, bought back shares and grew earnings per share over 60% from the fiscal year ended March 2005 to 2007. However, in 2007, the company announced a substantial change in strategy: a significant increase in capital expenditures to fund a capacity expansion plan and the construction of a new high speed railway to be completed in 2025. The questionable returns on investment from this expansion plan reduced the attractiveness of Central Japan Railway as a long-term investment. Therefore, despite its price decline, we sold the Fund’s position.

These two examples underscore the discipline that lies at the heart of our investment process. That said, we also recognize that we could be wrong and that things may not work out as expected. As a result, we remain vigilant about risk and seek to maintain a diversified portfolio of companies.

IN CLOSING

Our team of global industry analysts continues to research opportunities in many areas of the market. Of particular interest are companies trading at historically low valuations (with correspondingly low expectations), and companies with significant competitive advantages and attractive growth prospects that were previously out of reach due to expensive valuations.

Although predicting the short-term direction of financial markets is impossible, decades of experience have taught us that periods of uncertainty often present some of the best long-term investment opportunities.

We believe our long-term investment approach— based on a three-to-five year time frame and a thorough understanding of a company’s fundamentals in relation to its valuation—is critical in navigating the current uncertain market environment. We encourage you to take a similar long-term view of investing.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox International Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Diana S. Strandberg,

Chairman Senior Vice President

May 8, 2008

Risks of International Investing: Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus.

1 We mention these companies in order to illustrate our investment process, not because we think they are more attractive than other of the Fund’s investments.

DODGE & COX INTERNATIONAL STOCK FUND PAGE2

GROWTH OF $10,000 SINCE INCEPTION

FOR AN INVESTMENT MADE ON MAY 1, 2001

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED MARCH 31, 2008

1	Year 3 Years 5 Years Since Inception (5/1/01)

Dodge & Cox International Stock Fund -5.09% 13.53% 27.27%* 13.36%*

MSCI EAFE -2.70% 13.32% 21.40% 8.27%

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

* Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

P A G E 3 DODGE & COX INTERNATIONAL STOCK FUND

FUND INFORMATION

GENERAL INFORMATION

Net Asset Value Per Share $41.06

Total Net Assets (billions) $49.1

2007 Expense Ratio 0.65%

2007 Portfolio Turnover Rate 16%

30-Day SEC Yield(a) 1.79%

Fund Inception Date 2001

No sales charges or distribution fees

ASSET ALLOCATION Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years.

PORTFOLIO CHARACTERISTICS Fund MSCI EAFE

Number of Stocks 101 1200

Median Market Capitalization

(billions) $14 $5

Weighted Average Market

Capitalization (billions) $56 $58

Price-to-Earnings Ratio(b) 10.9x 11.1x

Countries Represented 26 21

Emerging Markets (Brazil, India,

Indonesia, Israel, Mexico, South

Africa, South Korea, Taiwan,

Thailand, Turkey) 16.0% 0.0%

TEN LARGEST HOLDINGS(c) Fund

Novartis AG (Switzerland) 3.0%

Schneider Electric (France) 2.6

HSBC Holdings PLC (United Kingdom) 2.5

Sanofi-Aventis (France) 2.5

Lafarge SA (France) 2.4

Mitsubishi UFJ Financial Group (Japan) 2.3

Bayer AG (Germany) 2.2

GlaxoSmithKline PLC (United Kingdom) 2.2

Matsushita Electric Industrial Co., Ltd. (Japan) 2.1

Unicredit SPA (Italy) 2.1

Stocks: 97.6%

Cash Equivalents: 2.4%

REGION DIVERSIFICATION Fund MSCI EAFE

Europe (excluding United Kingdom) 39.5% 48.5%

Japan 21.8 20.1

United Kingdom 12.5 21.6

Latin America 7.1 0.0

Pacific (excluding Japan) 6.6 9.8

United States 6.5 0.0

Africa 2.5 0.0

Middle East 0.6 0.0

Canada 0.5 0.0

MSCI

SECTOR DIVERSIFICATION Fund EAFE

Financials 26.1% 26.4%

Consumer Discretionary 14.6 10.7

Information Technology 11.9 5.2

Materials 11.3 10.6

Industrials 9.7 12.2

Health Care 9.2 6.5

Energy 8.1 7.7

Consumer Staples 3.5 8.9

Telecommunication Services 3.1 5.8

Utilities 0.1 6.0

(a) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.

(c) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

DODGE & COX INTERNATIONAL STOCK FUND PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

COMMON STOCKS: 95.7%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 14.3%		
AUTOMOBILES & COMPONENTS: 3.2%		
Bayerische Motoren Werke AG (Germany)	3,450,000	$ 190,579,448
Honda Motor Co., Ltd. ADR[b] (Japan)	25,221,300	726,625,653
NGK Spark Plug Co., Ltd.[c] (Japan)	17,040,000	221,547,352
Yamaha Motor Co., Ltd.[c] (Japan)	23,214,500	427,120,716
		1,565,873,169
CONSUMER DURABLES & APPAREL: 5.0%		
Consorcio Ara SAB de CV[c] (Mexico)	113,420,000	115,735,238
Corporacion Geo SAB de CV, Series B[a],[c] (Mexico)	47,605,400	152,038,481
Matsushita Electric Industrial Co., Ltd. (Japan)	48,737,072	1,056,100,276
Sony Corp. (Japan)	21,337,600	849,822,151
Thomson[c] (France)	21,885,792	152,029,537
Yamaha Corp. (Japan)	6,941,700	132,733,549
		2,458,459,232
MEDIA: 6.1%		
Grupo Televisa SA ADR[b],[c] (Mexico)	36,230,592	878,229,550
Liberty Global, Inc., Series A[a] (United States)	7,701,805	262,477,514
Liberty Global, Inc., Series C[a] (United States)	5,734,971	186,271,858
Naspers, Ltd.[c] (South Africa)	36,006,700	626,010,444
News Corp., Class A (United States)	53,544,892	1,003,966,725
Television Broadcasts, Ltd. (Hong Kong)	9,883,000	53,969,728
		3,010,925,819
		7,035,258,220
CONSUMER STAPLES: 2.9%		
FOOD & STAPLES RETAILING: 1.4%		
Tesco PLC (United Kingdom)	91,114,379	685,346,523
FOOD, BEVERAGE & TOBACCO: 1.3%		
Anadolu Efes Biracilik ve Malt Sanayii AS (Turkey)	19,764,582	176,271,098
Cott Corp.[a],[b] (Canada)	2,228,530	7,822,140
Fomento Economico Mexicano SAB de CV ADR[b] (Mexico)	8,120,279	339,265,257
Tiger Brands, Ltd. (South Africa)	7,972,043	131,229,068
		654,587,563
HOUSEHOLD & PERSONAL PRODUCTS: 0.2%		
Aderans Holdings Co., Ltd.[c] (Japan)	4,037,000	74,762,259
		1,414,696,345
ENERGY: 7.1%		
Royal Dutch Shell PLC ADR[b] (United Kingdom)	13,618,400	939,397,232
Schlumberger, Ltd. (United States)	11,733,000	1,020,771,000
StatoilHydro ASA ADR[b] (Norway)	20,567,289	614,344,922
Total SA (France)	12,522,000	929,938,097
		3,504,451,251

	SHARES	VALUE
FINANCIALS: 26.1%		
BANKS: 17.5%		
Bangkok Bank PCL Foreign (Thailand)	43,719,100	$ 193,011,113
Bangkok Bank PCL NVDR (Thailand)	15,000,000	64,316,341
Chinatrust Financial Holding Co., Ltd.[a] (Taiwan)	89,575,000	86,539,484
DBS Group Holdings, Ltd. (Singapore)	20,142,000	263,399,324
Grupo Financiero Banorte SAB de CV (Mexico)	57,834,600	251,548,109
HSBC Holdings PLC (United Kingdom)	75,450,000	1,242,857,738
Kasikornbank PCL NVDR (Thailand)	44,673,673	127,699,875
Kasikornbank PCL Foreign (Thailand)	111,446,527	325,649,690
Kookmin Bank ADR[b] (South Korea)	8,378,100	469,592,505
Mitsubishi UFJ Financial Group ADR[b] (Japan)	67,666,500	588,698,550
Mitsubishi UFJ Financial Group (Japan)	64,100,000	553,029,695
Royal Bank of Scotland Group PLC (United Kingdom)	97,802,916	654,617,854
Shinhan Financial Group Co., Ltd. ADR[b] (South Korea)	3,878,664	409,470,559
Shinsei Bank, Ltd. (Japan)	74,153,000	244,746,559
Standard Bank Group, Ltd. (South Africa)	42,263,847	459,638,879
Standard Chartered PLC (United Kingdom)	26,955,000	921,205,596
The Bank of Yokohama, Ltd.[c] (Japan)	85,515,000	580,795,094
Unicredit SPA (Italy)	155,500,800	1,040,906,000
Yapi ve Kredi Bankasi AS (Turkey)	50,000,000	96,679,907
		8,574,402,872
DIVERSIFIED FINANCIALS: 2.2%		
Credit Suisse Group (Switzerland)	16,855,000	857,940,036
Haci Omer Sabanci Holding AS (Turkey)	78,911,180	246,024,514
		1,103,964,550
INSURANCE: 5.4%		
AEGON NV (Netherlands)	23,466,087	345,278,564
American International Group, Inc. (United States)	4,610,200	199,391,150
Millea Holdings, Inc. (Japan)	21,221,500	783,458,266
Swiss Life Holding (Switzerland)	1,645,000	457,174,504
Swiss Reinsurance Co. (Switzerland)	9,865,795	861,804,165
		2,647,106,649
REAL ESTATE: 1.0%		
Cheung Kong Holdings, Ltd. (Hong Kong)	19,000,000	269,766,725
Hang Lung Group, Ltd. (Hong Kong)	33,489,000	158,136,464
Hang Lung Properties, Ltd. (Hong Kong)	13,176,000	46,642,056
		474,545,245
		12,800,019,316

PAGE 5 • DODGE & COX INTERNATIONAL STOCK FUND

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

COMMON STOCKS (continued)

	SHARES	VALUE
HEALTH CARE: 9.2%		
HEALTH CARE EQUIPMENT & SERVICES: 0.8%		
Mediceo Paltac Holdings Co., Ltd.(c) (Japan)	22,667,900	$ 410,696,503
PHARMACEUTICALS & BIOTECHNOLOGY: 8.4%		
Chugai Pharmaceutical Co., Ltd. (Japan)	20,867,800	235,935,098
Cipla, Ltd. (India)	17,294,598	94,404,710
GlaxoSmithKline PLC ADR(b) (United Kingdom)	25,771,600	1,093,488,988
Novartis AG ADR(b) (Switzerland)	28,450,000	1,457,493,500
Sanofi-Aventis (France)	16,345,500	1,226,274,421
		4,107,596,717
		4,518,293,220
INDUSTRIALS: 9.7%		
CAPITAL GOODS: 6.9%		
Koninklijke Philips Electronics NV (Netherlands)	17,685,000	676,505,771
Nexans SA (France)	951,122	112,168,227
Schneider Electric SA (France)	9,778,000	1,265,216,975
Toto, Ltd.(c) (Japan)	37,907,000	358,610,564
Volvo AB (Sweden)	44,608,000	675,668,353
Wienerberger AG(c) (Austria)	6,164,876	327,897,710
		3,416,067,600
TRANSPORTATION: 2.8%		
Deutsche Post AG (Germany)	18,050,000	551,405,639
Nippon Yusen Kabushiki Kaisha (Japan)	27,950,000	262,451,846
TNT NV (Netherlands)	14,645,249	544,041,106
		1,357,898,591
		4,773,966,191
INFORMATION TECHNOLOGY: 11.9%		
SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT: 1.6%		
Chartered Semiconductor Manufacturing, Ltd.(a),(c) (Singapore)	200,000,000	105,343,456
Infineon Technologies AG(a),(c) (Germany)	80,977,800	568,904,033
Qimonda AG ADR(a),(b),(c) (Germany)	22,470,300	96,846,993
		771,094,482
TECHNOLOGY, HARDWARE & EQUIPMENT: 10.3%		
Alcatel-Lucent (France)	42,700,000	244,033,514
Brother Industries, Ltd.(c) (Japan)	21,577,300	221,877,333
Epcos AG(c) (Germany)	7,828,100	118,519,006
Fujifilm Holdings Corp. (Japan)	13,886,100	491,752,939
Fujitsu, Ltd. (Japan)	40,000,000	261,637,239
Hirose Electric Co., Ltd. (Japan)	562,300	63,123,365
Hitachi, Ltd. (Japan)	146,318,000	867,515,429
Kyocera Corp. (Japan)	9,097,100	763,871,659
Motorola, Inc. (United States)	57,770,000	537,261,000
Murata Manufacturing Co., Ltd. (Japan)	3,300,000	163,874,398
Nokia Oyj (Finland)	23,592,500	746,422,476

	SHARES	VALUE
Nortel Networks Corp.(a),(b),(c) (Canada)	32,265,705	$ 215,857,566
Seiko Epson Corp.(c) (Japan)	13,475,000	362,965,239
		5,058,711,163
		5,829,805,645
MATERIALS: 11.3%		
Akzo Nobel NV (Netherlands)	4,286,100	343,882,431
Arkema(a),(c) (France)	5,960,263	333,293,626
BASF SE (Germany)	4,505,400	606,801,051
Bayer AG (Germany)	13,777,000	1,104,051,417
Cemex SAB de CV ADR(b) (Mexico)	30,718,482	802,366,750
Lafarge SA (France)	6,784,625	1,179,947,822
Lanxess AG(c) (Germany)	9,262,359	371,861,312
Makhteshim-Agan Industries, Ltd.(c) (Israel)	19,979,991	146,035,983
Norsk Hydro ASA ADR(b) (Norway)	24,990,500	366,110,825
Norsk Hydro ASA (Norway)	9,412,300	137,145,456
Siam Cement PCL Foreign (Thailand)	7,500,000	51,929,490
Siam Cement PCL NVDR (Thailand)	10,500,000	71,367,318
		5,514,793,481
TELECOMMUNICATION SERVICES: 3.1%		
Bezeq Israeli Telecommunication Corp., Ltd. (Israel)	84,633,150	158,552,027
KT Corp. ADR(b) (South Korea)	8,691,553	206,424,384
Telefonica SA ADR(b) (Spain)	4,500,600	389,346,906
Telekomunik Indonesia ADR(b) (Indonesia)	5,753,047	241,282,791
Vodafone Group PLC ADR(b) (United Kingdom)	17,136,562	505,699,944
		1,501,306,052
UTILITIES: 0.1%		
Centrica PLC (United Kingdom)	12,361,651	73,171,341
		73,171,341
TOTAL COMMON STOCKS (Cost $47,465,988,565)		$46,965,761,062

PREFERRED STOCKS: 1.9%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 0.3%		
RETAILING: 0.3%		
Ultrapar Participacoes SA ADR(b) (Brazil)	4,519,785	$ 155,796,989
		155,796,989
CONSUMER STAPLES: 0.6%		
FOOD & STAPLES RETAILING: 0.6%		
Sadia SA ADR(b) (Brazil)	16,466,401	292,937,274
		292,937,274
ENERGY: 1.0%		
Petroleo Brasileiro SA ADR(b) (Brazil)	5,728,400	485,138,196
		485,138,196
TOTAL PREFERRED STOCKS (Cost $325,784,016)		$ 933,872,459

Dodge & Cox International Stock Fund • Page 6

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

SHORT-TERM INVESTMENTS: 2.0%

	PAR VALUE	VALUE
COMMERCIAL PAPER: 0.4%		
CIGNA Corp.[e] 4/1/08	$ 20,000,000	$ 20,000,000
Rohm and Haas Co.[e] 4/1/08	50,000,000	50,000,000
WellPoint, Inc.[e] 4/1/08	106,000,000	106,000,000
		176,000,000
MONEY MARKET FUND: 0.1%		
SSgA Prime Money Market Fund	48,917,478	48,917,478
REPURCHASE AGREEMENT: 1.6%		
Fixed Income Clearing Corporation[d] 2.15%, 4/1/08, maturity value $785,007,880	784,961,000	784,961,000
TOTAL SHORT-TERM INVESTMENTS (Cost $1,009,878,478)		$ 1,009,878,478
TOTAL INVESTMENTS (Cost $48,801,651,059)	99.6%	$48,909,511,999
OTHER ASSETS LESS LIABILITIES	0.4%	189,711,233
NET ASSETS	100.0%	$49,099,223,232

(a) Non-income producing
(b) Security issued by a foreign entity, denominated in U.S. dollars
(c) See Notes to Portfolio of Investments regarding holdings of 5% voting securities
(d) Repurchase agreement is collateralized by Fannie Mae 0.00%-5.25%, 1/15/09-1/30/09; Federal Home Loan Bank 2.555%-5.25%, 11/19/08-1/16/09; and Freddie Mac, 0.00-3.625%, 9/15/08-10/31/08. Total collateral value is $800,668,800.
(e) Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of March 31, 2008, all such securities in total represented $176,000,000 or 0.4% of net assets.

ADR: American Depository Receipt
NVDR: Non Voting Depository Receipt

Forward Foreign Currency Contracts

Contracts to Sell	Settlement Date	Value	Unrealized Appreciation/ (Depreciation)
1,135,000,000 EUR	April 2008	$1,791,065,213	($120,762,013)
175,000,000 EUR	May 2008	275,898,229	(17,396,979)
1,305,000,000 EUR	June 2008	2,053,866,411	(53,867,411)
670,000,000 EUR	July 2008	1,052,994,804	(1,544,804)
475,000,000 GBP	June 2008	937,573,607	9,482,768
		$6,111,398,264	($184,088,439)

Value of contracts to sell as a percentage of net assets: 12.4%

Currency Abbreviations

EUR—Euro
GBP—British Pound Sterling

PAGE 7 • DODGE & COX INTERNATIONAL STOCK FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Listed securities are valued at the official quoted close price or the last sale on the date of determination on the principal exchange on which such securities are traded or, if not available, at the mean between the exchange listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Short-term securities are valued at amortized cost which approximates current value.

Investments initially valued in currencies other than the U.S. dollar are converted to the U.S. dollar using prevailing exchange rates. As a result, the Fund’s net asset value (NAV) may be affected by changes in the value of currencies in relation to the U.S. dollar.

If market quotations are not readily available or if a security’s value has materially changed after the close of the security’s primary market but before the close of trading on the NYSE, the security is valued at fair value as determined in good faith by or at the direction of the Board of Trustees. The Fund may use fair value pricing in calculating its NAV when, for example, (i) the primary market for a security is closed or if trading of a security is suspended or limited, (ii) the Fund determines that the price provided by a pricing service is inaccurate or unreliable, or (iii) the Fund determines that a significant event affecting the value of a security has occurred before the close of the NYSE but after the close of the security’s primary market. An event is considered significant if there is both an affirmative expectation that the security’s value will materially change in response to the event and a reasonable basis for quantifying a resulting change in value. For securities that do not trade during NYSE hours, fair value determinations are based on analyses of market movements after the close of those securities’ primary markets, and include reviews of developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. Pricing services are used to obtain closing market prices and to compute certain fair value adjustments utilizing computerized pricing models. When fair value pricing is employed, the prices of securities used by the Fund to calculate its net asset value may differ from quoted or published prices for the same securities. In addition, fair values may not reflect the price that the Fund could obtain for a security if it were to dispose of that security at the time of pricing.

Valuation measurements. Various inputs are used in determining the value of the Fund’s investments and other financial instruments. These inputs are summarized in the three broad levels listed below.

Level 1: Quoted prices in active markets for identical securities

Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3: Significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Fund’s net assets as of March 31, 2008:

Valuation Inputs Investments in Securities Other Financial Instruments*

Level 1: Quoted Prices $47,948,550,999 $(184,088,439)

Level 2: Other Significant Observable Inputs 960,961,000 —

Level 3: Significant Unobservable Inputs — —

Total $48,909,511,999 $(184,088,439)

Consists of unrealized appreciation/depreciation on forward foreign currency contracts.

DODGE & COX INTERNATIONAL STOCK FUND PAGE 8

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At March 31, 2008, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $107,860,940, of which $5,247,709,403 represented appreciated securities and $5,139,848,463 represented depreciated securities.

Holdings of 5% voting securities. Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company's voting securities during the three-month period ended March 31, 2008. Transactions during the period in securities of affiliated companies were as follows:

	Shares at Beginning of Period	Additions	Reductions	Shares at End of Period	Dividend Income[(a)]	Value at End of Period
Aderans Holdings Co., Ltd. (Japan)	5,062,700	—	(1,025,700)	4,037,000	$ 1,743,642	$ 74,762,259
Arkema (France)	5,960,263	—	—	5,960,263	—[(b)]	333,293,626
Brother Industries, Ltd. (Japan)	19,358,500	2,218,800	—	21,577,300	2,203,817	221,877,333
Chartered Semiconductor Manufacturing, Ltd. (Singapore)	200,000,000	—	—	200,000,000	—[(b)]	105,343,456
Consorcio Ara SAB de CV (Mexico)	106,790,900	6,629,100	—	113,420,000	—	115,735,238
Corporacion Geo SAB de CV, Series B (Mexico)	47,605,400	—	—	47,605,400	—[(b)]	152,038,481
Epcos AG (Germany)	6,328,100	1,500,000	—	7,828,100	2,708,963	118,519,006
Grupo Televisa SA (Mexico)	26,823,592	9,407,000	—	36,230,592	—	878,229,550
Infineon Technologies AG (Germany)	66,627,800	14,350,000	—	80,977,800	—[(b)]	568,904,033
Lanxess AG (Germany)	8,792,359	470,000	—	9,262,359	—	371,861,312
Makhteshim-Agan Industries, Ltd. (Israel)	26,459,809	—	(6,479,818)	19,979,991	4,330,345	—[(c)]
Mediceo Paltac Holdings Co., Ltd. (Japan)	25,959,700	—	(3,291,800)	22,667,900	2,307,552	410,696,503
Naspers, Ltd. (South Africa)	27,060,000	8,946,700	—	36,006,700	—	626,010,444
NGK Spark Plug Co., Ltd. (Japan)	7,904,000	9,136,000	—	17,040,000	2,076,776	221,547,352
Nortel Networks Corp. (Canada)	24,990,705	7,275,000	—	32,265,705	—[(b)]	215,857,566
Qimonda AG (Germany)	22,470,300	—	—	22,470,300	—[(b)]	96,846,993
Seiko Epson Corp. (Japan)	13,865,000	—	(390,000)	13,475,000	2,080,904	362,965,239
The Bank of Yokohama, Ltd. (Japan)	82,015,000	3,500,000	—	85,515,000	5,213,961	580,795,094
Thomson (France)	17,885,792	4,000,000	—	21,885,792	—	152,029,537
Toto, Ltd. (Japan)	37,907,000	—	—	37,907,000	2,489,027	358,610,564
Wienerberger AG (Austria)	5,983,876	181,000	—	6,164,876	—	327,897,710
Yamaha Motor Co., Ltd. (Japan)	22,220,000	994,500	—	23,214,500	—	427,120,716
					$25,154,987	$6,720,942,012

[(a)] Net of foreign taxes, if any
[(b)] Non-income producing
[(c)] Company was not an affiliate at the end of the period.

Other. For more information regarding the Fund and its holdings, please see the Fund's most recent prospectus and annual report.

PAGE 9 • DODGE & COX INTERNATIONAL STOCK FUND

THIS PAGE INTENTIONALLY LEFT BLANK

DODGE & COX INTERNATIONAL STOCK FUND PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee President, Dodge & Cox

Dana M. Emery, Senior Vice President & Trustee Executive Vice President, Dodge & Cox

William F. Ausfahl, Independent Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Independent Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Independent Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Independent Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and

former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Independent Trustee Principal, Kentwood Associates, Financial Advisers

Charles F. Pohl, Senior Vice President

Vice President & Chief Investment Officer, Dodge & Cox

Diana S. Strandberg, Senior Vice President Vice President, Dodge & Cox

David H. Longhurst, Treasurer

Vice President & Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer Chief Compliance Officer, Dodge & Cox

PAGE 11 DODGE & COX INTERNATIONAL STOCK FUND

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422

Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of March 31, 2008, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

First Quarter Report

March 31, 2008

Stock Fund

ESTABLISHED 1965

TICKER: DODGX

03/08SFQR Printed on recycled paper

TO OUR SHAREHOLDERS

The Dodge & Cox Stock Fund had a total return of negative 11.9% for the first quarter of 2008, compared to a negative 9.4% return for the Standard & Poor’s 500 Index (S&P 500). At quarter end, the Fund had net assets of $54.6 billion with a cash position of 2.2%. Longer-term results and a discussion of the Fund’s first quarter performance can be found on page three.

This past year has been characterized by credit market turmoil, growing concern about an economic recession in the United States and increased volatility of the equity market. The Fund’s results have underperformed the S&P 500 in this difficult period, and it has surprised us that a number of companies that we believe have solid business franchises have seen sharp price declines alongside many of the weaker ones. Yet the Fund’s disappointing short-term results, this is a time when a diligent investor can lay the foundation for future investment success.

INVESTMENT STRATEGY

Investors in the Equity Market (and in our Stock Fund) are Best Served with a Long Term Investment Horizon

To invest in the stock market is to become long-term owners of companies. We want to invest at a time when a company’s valuation appears attractive in relation to its earnings power, looking out over the next three-to-five years. That long term “owner” mentality requires an in-depth knowledge of the companies in the Fund and results in portfolio turnover which is quite low. The average holding period for the Fund’s investments is actually over five years.

Our approach has worked well over long periods of time. Looking at investment results for twenty years (1988 — 2007) plus the most recent quarter, the Stock Fund appreciated at an annualized 13.3% versus the S&P 500’s return of 11.1% during that period. A $10,000 initial investment in the Fund would have grown to $124,912 and in the S&P 500 to $84,500, assuming reinvestment of gains and dividends.* Therefore, since January 1988, the incremental return realized by the Stock Fund versus the S&P 500 is roughly four times the initial $10,000 investment. Importantly, however, this investment record has not been achieved at a constant pace.

In the 20 1/4 years (or 81 quarters) since the end of 1987, the Fund has outperformed the S&P 500 in 40 quarters and underperformed in 41 quarters. Our experience has reinforced our conviction that patience rewards the long term investor.1

Market Volatility Creates Opportunity

Over the past nine months, stock price declines for many companies have been steep, as investors adjust prices to reflect reduced expectations and heightened uncertainty. However, this is an environment that can create investment opportunity, as some prices invariably overreact on the downside. Investor expectations can change rapidly and stock prices can diverge from a company’s underlying value.

We are on the lookout for situations where our outlook for a company’s prospects may be rosier than what other investors expect. One example is Wachovia, a financial company that we believe has a durable business franchise2. (We discussed some of our thoughts about Wachovia in the last shareholder letter.) At June 30, 2007, the Fund owned a 2.3% position. In the ensuing subprime mortgage and credit market crisis, the price of Wachovia’s stock has declined by nearly 50%. After meeting with company management and reviewing our investment thesis, we concluded that Wachovia’s long term earnings potential has not been reduced as dramatically as is implied in the stock price decline. Consequently, the investment appears even more attractive and we have increased the Fund’s position to 3.4% (as of March 31st).

In the midst of the market downturn, we have added to other companies in the Fund as well, at lower prices. Examples include Capital One, Citigroup and SLM (Sallie Mae) in finance, Motorola and Sprint Nextel in telecom equipment/services and WellPoint and GlaxoSmithKline in health care. These companies are not without current challenges, yet for each we believe that the long term business franchise is intact and that management has a viable plan for improving results. New opportunities abound as well: new holdings in the Fund include Fannie Mae, Ford Motor and General Motors. Like every stock in the Fund, each of these new companies has been vetted by our research team and Investment Policy Committee. We

PAGE 1 DODGE & COX STOCK FUND

remain patient and persistent as we position the investment portfolio for long term results.

Investment Prospects Appear Attractive for a Patient Investor

The current financial turmoil has been created by past mistakes: a substantial amount of money loaned to subprime mortgage borrowers will not be repaid; financial strategies that depended on excessive leverage and/or complex financial derivatives have not fared well in this period of stress; low interest rates and complex securitization techniques (among other factors) combined to create demand for ever-riskier mortgages, driving prices to unsustainable highs. In spite of the near-term domestic gloom, a number of macroeconomic factors nonetheless create a positive backdrop:

Corporate balance sheets are generally strong and cash flow generation is historically high. In the cases of financial institutions needing to strengthen balance sheets, most firms have been able to replenish capital relatively quickly from investors both here and abroad.

While U.S. consumer spending is weakening due to declines in net worth and decreased access to home equity, consumption should be buoyed over time by the relatively low (albeit rising) unemployment rate and ongoing growth in personal income.

In spite of concerns about inflation, interest rates (both nominal and real) remain low and monetary and fiscal policy levers are being activated: the Fed Funds rate has been lowered to 2.0% and a sizable stimulus package is pending.

The global economy is forging ahead, aided by robust oil-based economies and continued growth in the emerging markets. Many U.S. companies have substantial overseas operations and export-oriented businesses.

Though the challenges of the financial economy dominate the headlines for the present, we believe these challenges will subside and the resilient and dynamic U.S. economy will re-emerge.

IN CLOSING

Our experienced and stable team of portfolio managers and global industry analysts are working hard to uncover opportunities in the midst of the current investor pessimism. We are committed to understanding the opportunities and risks of each company in our investment universe, and to selecting each investment using a strict valuation discipline and a long-term time horizon. This philosophy has always differentiated our approach and has served our shareholders well through many different market environments.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn, Kenneth E. Olivier,

Chairman President

May 8, 2008

1	Of course, past performance is not a guarantee of future results.

2 We mention this company in order to illustrate our investment process, not because we think it is more attractive than other of the Fund’s investments.

DODGE & COX STOCK FUND PAGE 2

FIRST QUARTER PERFORMANCE REVIEW

Key Detractors from Results

- The Fund's **Health Care** holdings declined by 15%, weaker than both the market and than the respective S&P 500 sector. In combination with a much higher weighting versus the S&P 500 (20% vs. 12%), these industry results significantly detracted from the Fund's first quarter performance. Managed care companies WellPoint (down 50%) and UnitedHealth (down 41%) were especially weak, along with Sanofi-Aventis (down 18%).
- The Fund's **Information Technology** holdings also underperformed the respective S&P 500 sector (down 18% versus down 15%). In particular, Motorola (down 42%) and IT services companies Electronic Data Systems (down 19%) and Computer Sciences (down 18%) detracted from returns.
- The **Financials** sector declined again sharply in the first quarter. The Fund had a smaller total position than the broad market, which helped relative returns, yet Fund holdings had weaker returns than the index (down 17% vs. down 14%). Wachovia (down 28%), Citigroup (down 26%) and AIG (down 25%) were notably weak performers.

Key Contributors to Results

- Returns for the **Consumer Discretionary** sector declined less than the market (for both the Fund and the S&P 500), so the Fund's higher relative weighting of 23% versus 9% contributed positively to relative return. Comcast (up 6%) and Matsushita Electric (up 7%) were strong performers.
- Positive individual contributors included: Wal-Mart (up 11%), Boston Scientific (up 11%), Capital One Financial (up 5%) and FedEx (up 4%).

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON MARCH 31, 1998



$50,000
40,000
30,000
20,000
10,000
7,000
Dodge & Cox Stock Fund $23,673
S&P 500 $14,116
3/31/98
3/31/00
3/31/02
3/31/04
3/31/06
3/31/08

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED MARCH 31, 2008

	1 Year	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	-13.31%	13.74%	9.01%	13.18%
S&P 500	-5.07	11.32	3.51	10.95

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

PAGE 3 • DODGE & COX STOCK FUND

FUND INFORMATION March 31, 2008

FUND INFORMATION March 31, 2008

GENERAL INFORMATION

Net Asset Value Per Share $117.10

Total Net Assets (billions) $54.6

2007 Expense Ratio 0.52%

2007 Portfolio Turnover Rate 27%

30-Day SEC Yield(a) 1.64%

Fund Inception 1965

No sales charges or distribution fees

ASSET ALLOCATION

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years.

PORTFOLIO CHARACTERISTICS Fund S&P 500

Number of Stocks 82 500

Median Market Capitalization

(billions) $21 $11

Weighted Average Market

Capitalization (billions) $68 $98

Price-to-Earnings Ratio(b) 12.4x 16.5x

Foreign Stocks(c) 18.2% 0.0%

TEN LARGEST HOLDINGS(d) Fund

Comcast Corp. 4.9%

Hewlett-Packard Co. 4.5

Wachovia Corp. 3.4

News Corp. 3.2

Wal-Mart Stores, Inc. 3.0

Novartis AG (Switzerland) 2.8

Matsushita Electric Industrial Co., Ltd. (Japan) 2.8

Sanofi-Aventis (France) 2.7

Time Warner, Inc. 2.6

Sony Corp. (Japan) 2.5

SECTOR DIVERSIFICATION Fund S&P 500

Consumer Discretionary 22.7% 8.6%

Health Care 19.9 11.7

Information Technology 16.5 15.7

Financials 15.8 16.8

Energy 8.3 13.3

Industrials 6.0 12.2

Materials 3.9 3.6

Consumer Staples 3.5 11.1

Telecommunication Services 1.2 3.4

Utilities 0.0 3.6

(a) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.

‘(j) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

DODGE & COX STOCK FUND PAGE 4

PORTFOLIO OF INVESTMENTS (unaudited) March 31, 2008

COMMON STOCKS: 97.8%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 22.7%		
AUTOMOBILES & COMPONENTS: 1.8%		
Ford Motor Co.[a]	79,200,000	$ 453,024,000
General Motors Corp.	27,950,000	532,447,500
		985,471,500
CONSUMER DURABLES & APPAREL: 5.4%		
Matsushita Electric Industrial Co., Ltd. ADR[b] (Japan)	69,576,897	1,510,514,434
Sony Corp. ADR[b] (Japan)	34,913,600	1,398,987,952
Thomson ADR[b] (France)	5,987,300	41,731,481
		2,951,233,867
CONSUMER SERVICES: 0.6%		
McDonald's Corp.	5,409,500	301,687,815
MEDIA: 11.8%		
Comcast Corp., Class A[c]	139,163,132	2,691,414,973
DISH Network Corp., Class A[a]	7,142,570	205,206,036
Interpublic Group of Companies, Inc.[a],[c]	28,809,300	242,286,213
Liberty Entertainment, Series A[a]	4,041,840	91,507,258
Liberty Global, Inc., Series A[a]	962,207	32,792,015
Liberty Global, Inc., Series C[a]	1,569,340	50,972,163
News Corp., Class A	92,604,026	1,736,325,487
Time Warner, Inc.	101,361,900	1,421,093,838
		6,471,597,983
RETAILING: 3.1%		
CarMax, Inc.[a]	7,800,900	151,493,478
Genuine Parts Co.	5,216,888	209,823,235
Home Depot, Inc.	24,205,200	677,019,444
Liberty Interactive, Series A[a]	21,691,925	350,107,670
Macy's, Inc.	12,575,000	289,979,500
		1,678,423,327
		12,388,414,492
CONSUMER STAPLES: 3.5%		
FOOD & STAPLES RETAILING: 3.5%		
Wal-Mart Stores, Inc.	30,747,800	1,619,794,104
Walgreen Co.	6,912,975	263,315,218
		1,883,109,322
ENERGY: 8.3%		
Baker Hughes, Inc.	10,132,994	694,110,089
Chevron Corp.	12,592,199	1,074,870,107
ConocoPhillips	6,303,500	480,389,735
Occidental Petroleum Corp.	12,655,700	926,017,569
Royal Dutch Shell PLC ADR[b] (United Kingdom)	7,917,864	533,505,676
Schlumberger, Ltd.	9,217,262	801,901,794
		4,510,794,970

	SHARES	VALUE
FINANCIALS: 15.8%		
BANKS: 5.8%		
Fannie Mae	6,837,695	$ 179,968,132
HSBC Holdings PLC[b] (United Kingdom)	5,490,300	451,851,690
Wachovia Corp.	69,185,277	1,868,002,479
Wells Fargo & Co.	22,337,800	650,029,980
		3,149,852,281
DIVERSIFIED FINANCIALS: 4.9%		
Capital One Financial Corp.[c]	26,301,011	1,294,535,762
Citigroup, Inc.	36,104,500	773,358,390
Legg Mason, Inc.	4,350,500	243,540,990
Liberty Capital, Series A[a]	510,460	8,034,640
SLM Corp.[a],[c]	24,613,382	377,815,414
		2,697,285,196
INSURANCE: 5.1%		
AEGON NV[b] (Netherlands)	23,407,488	342,685,624
American International Group, Inc.	26,714,987	1,155,423,188
Chubb Corp.	2,903,800	143,680,024
Genworth Financial, Inc., Class A	7,895,000	178,742,800
Loews Corp.	5,027,200	202,193,984
The Travelers Companies, Inc.	16,053,251	768,148,060
		2,790,873,680
		8,638,011,157
HEALTH CARE: 19.9%		
HEALTH CARE EQUIPMENT & SERVICES: 6.9%		
Boston Scientific Corp.[a]	45,223,800	582,030,306
Cardinal Health, Inc.[c]	22,998,650	1,207,659,111
Covidien, Ltd.	14,619,200	646,899,600
Health Management Associates, Inc.[c]	15,309,200	80,985,668
UnitedHealth Group, Inc.	10,435,300	358,556,908
WellPoint, Inc.[a]	20,222,590	892,422,897
		3,768,554,490
PHARMACEUTICALS & BIOTECHNOLOGY: 13.0%		
Amgen, Inc.[a]	19,197,500	802,071,550
GlaxoSmithKline PLC ADR[b] (United Kingdom)	32,025,900	1,358,858,937
Novartis AG ADR[b] (Switzerland)	29,573,700	1,515,060,651
Pfizer, Inc.	63,564,219	1,330,399,104
Sanofi-Aventis ADR[b] (France)	38,902,900	1,460,414,866
Wyeth	14,843,900	619,881,264
		7,086,686,372
		10,855,240,862
INDUSTRIALS: 6.0%		
CAPITAL GOODS: 2.9%		
General Electric Co.	24,268,400	898,173,484
Koninklijke Philips Electronics NV[b] (Netherlands)	4,152,800	159,218,352
Masco Corp.	11,214,000	222,373,620
Tyco International, Ltd.	6,818,800	300,368,140
		1,580,133,596

PAGE 5 • DODGE & COX STOCK FUND

PORTFOLIO OF INVESTMENTS March 31, 2008

COMMON STOCKS (continued)

	SHARES	VALUE
COMMERCIAL SERVICES & SUPPLIES: 0.3%		
Pitney Bowes, Inc.	5,526,150	$ 193,525,773
TRANSPORTATION: 2.8%		
FedEx Corp.	12,041,500	1,115,885,805
Union Pacific Corp.	3,202,900	401,579,602
		1,517,465,407
		3,291,124,776
INFORMATION TECHNOLOGY: 16.5%		
SOFTWARE & SERVICES: 4.4%		
BMC Software, Inc.[a],[c]	9,902,400	322,026,048
Citrix Systems, Inc.[a]	8,020,422	235,238,977
Computer Sciences Corp.[a],[c]	11,478,400	468,203,936
Compuware Corp.[a],[c]	19,328,600	141,871,924
Ebay, Inc.[a]	22,256,500	664,133,960
Electronic Data Systems Corp.[c]	34,227,400	569,886,210
		2,401,361,055
TECHNOLOGY, HARDWARE & EQUIPMENT: 12.1%		
EchoStar Corp., Class A[a]	925,556	27,340,924
Hewlett-Packard Co.	54,052,643	2,468,043,680
Hitachi, Ltd. ADR[b] (Japan)	10,339,900	615,224,050
Kyocera Corp. ADR[b] (Japan)	3,466,000	291,351,960
Maxim Integrated Products, Inc.[c]	19,200,000	391,488,000
Molex, Inc.	2,300,000	53,268,000
Molex, Inc., Class A	8,683,630	189,824,152
Motorola, Inc.[c]	139,829,911	1,300,418,172
Sun Microsystems, Inc.[a]	4,543,888	70,566,581
Tyco Electronics, Ltd.	15,083,900	517,679,448
Xerox Corp.[c]	46,592,100	697,483,737
		6,622,688,704
		9,024,049,759
MATERIALS: 3.9%		
Cemex SAB de CV ADR[b] (Mexico)	11,124,705	290,577,295
Domtar Corp.[a]	16,402,600	112,029,758
Dow Chemical Co.	33,946,923	1,250,944,112
Rohm and Haas Co.	6,185,700	334,522,656
Vulcan Materials Co.	2,272,500	150,894,000
		2,138,967,821
TELECOMMUNICATION SERVICES: 1.2%		
Sprint Nextel Corp.	101,097,189	676,340,194
		676,340,194
TOTAL COMMON STOCKS (Cost $52,238,138,563)		$53,406,053,353

SHORT-TERM INVESTMENTS: 1.9%

	PAR VALUE	VALUE
COMMERCIAL PAPER: 0.3%		
CIGNA Corp.[e] 4/1/08	$ 27,500,000	$ 27,500,000
Rohm and Haas Co.[e] 4/1/08	50,000,000	50,000,000
WellPoint, Inc.[e] 4/1/08	112,000,000	112,000,000
		189,500,000
MONEY MARKET FUND: 0.1%		
SSgA Prime Money Market Fund	54,007,410	54,007,410
REPURCHASE AGREEMENT: 1.5%		
Fixed Income Clearing Corporation[d] 2.15%, 4/1/08, maturity value $792,197,309	792,150,000	792,150,000
TOTAL SHORT-TERM INVESTMENTS (Cost $1,035,657,410)		$ 1,035,657,410
TOTAL INVESTMENTS (Cost $53,273,795,973)	99.7%	$54,441,710,763
OTHER ASSETS LESS LIABILITIES	0.3%	181,542,875
NET ASSETS	100.0%	$54,623,253,638

[a] Non-income producing

[b] Security issued by a foreign entity, denominated in U.S. dollars

[c] See Notes to Portfolio of Investments regarding holdings of 5% voting securities

[d] Repurchase agreement is collateralized by Fannie Mae 0.00%, 1/30/09; Federal Home Loan Bank 2.555%-2.65%, 11/19/08-2/27/09; and Freddie Mac 0.00%, 12/15/08. Total collateral value is $807,996,494.

[e] Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of March 31, 2008, all such securities in total represented $189,500,000 or 0.3% of net assets.

ADR: American Depository Receipt

Dodge & Cox Stock Fund • Page 6

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Security valuation. The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Valuation measurements. Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below.

Level 1: Quoted prices in active markets for identical securities

Level 2: Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3: Significant unobservable inputs (including the Fund’s own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used to value the Fund’s net assets as of March 31, 2008:

Valuation Inputs Investments in Securities

Level 1: Quoted Prices $53,460,060,763

Level 2: Other Significant Observable Inputs 981,650,000

Level 3: Significant Unobservable Inputs —

Total $54,441,710,763

Security transactions. Security transactions are recorded on the trade date.

Income tax matters. At March 31, 2008, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes. Net unrealized appreciation aggregated $1,167,914,790, of which $8,046,564,176 represented appreciated securities and $6,878,649,386 represented depreciated securities.

PAGE 7 DODGE & COX STOCK FUND

NOTES TO PORTFOLIO OF INVESTMENTS (unaudited)

Holdings of 5% voting securities. Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company’s voting securities during the three-month period ended March 31, 2008. Transactions during the period in securities of affiliated companies were as follows:

Shares at Beginning of Period Additions Reductions Shares at End of Period Dividend Income(a) Value at End of Period

BMC Software, Inc. 10,602,400 —(700,000) 9,902,400 $ — (b) $ 322,026,048

Capital One Financial Corp. 22,303,074 3,997,937 — 26,301,011 9,862,879 1,294,535,762

Cardinal Health, Inc. 23,396,450 2,200(400,000) 22,998,650 2,759,838 1,207,659,111

Comcast Corp., Class A 138,558,560 604,572 — 139,163,132 8,697,696 2,691,414,973

Computer Sciences Corp. 11,677,300 1,100(200,000) 11,478,400 — (b) 468,203,936

Compuware Corp. 19,325,400 3,200 — 19,328,600 —(b) 141,871,924

Electronic Data Systems Corp. 34,224,100 3,300 — 34,227,400 1,711,370 569,886,210

Health Management Associates, Inc. 15,307,700 1,500 — 15,309,200 — (b) 80,985,668

Interpublic Group of Companies, Inc. 28,806,600 2,700 — 28,809,300 — (b) 242,286,213

Maxim Integrated Products, Inc. 12,167,100 7,032,900 — 19,200,000 3,203,981 391,488,000

Motorola, Inc. 116,820,111 23,009,800 — 139,829,911 6,741,496 1,300,418,172

SLM Corp. 7,201,100 17,412,282 — 24,613,382 — (b) 377,815,414

Xerox Corp. 48,387,700 4,400(1,800,000) 46,592,100 1,980,164 697,483,737

$34,957,424 $9,786,075,168

(a)	Net of foreign taxes, if any “>> Non-income producing

Other. For more information regarding the Fund and its holdings, please see the Fund’s most recent prospectus and annual report.

DODGE & COX STOCK FUND PAGE 8

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PAGE 9 DODGE & COX STOCK FUND

THIS PAGE INTENTIONALLY LEFT BLANK

DODGE & COX STOCK FUND PAGE 10

OFFICERS AND TRUSTEES

John A. Gunn, Chairman & Trustee Chairman & Chief Executive Officer, Dodge & Cox

Kenneth E. Olivier, President & Trustee President, Dodge & Cox

Dana M. Emery, Senior Vice President & Trustee Executive Vice President, Dodge & Cox

William F. Ausfahl, Independent Trustee

Former Chief Financial Officer and member of Board of Directors, The Clorox Company

L. Dale Crandall, Independent Trustee

Former President, Kaiser Foundation Health Plan and Hospitals

Thomas A. Larsen, Independent Trustee

Director, Howard, Rice, Nemerovski, Canady, Falk & Rabkin

John B. Taylor, Independent Trustee

Professor of Economics, Stanford University; Senior Fellow, Hoover Institute and

former Under Secretary for International Affairs, United States Treasury

Will C. Wood, Independent Trustee Principal, Kentwood Associates, Financial Advisers

Charles F. Pohl, Senior Vice President

Vice President & Chief Investment Officer, Dodge & Cox

Diana S. Strandberg, Senior Vice President Vice President, Dodge & Cox

David H. Longhurst, Treasurer

Vice President & Assistant Treasurer, Dodge & Cox

Thomas M. Mistele, Secretary

Chief Operating Officer, Secretary & General Counsel, Dodge & Cox

Marcia P. Venegas, Chief Compliance Officer Chief Compliance Officer, Dodge & Cox

PAGE 11 DODGE & COX STOCK FUND

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DODGE & COX STOCK FUND

- First Quarter Report dated March 31, 2008
- Fact Sheet and Commentary dated March 31, 2008
- Portfolio Holdings dated March 31, 2008
- Annual Report dated December 31, 2007
- Third Quarter Report dated September 30, 2007
- Semi-Annual Report dated June 30, 2007

DODGE & COX INTERNATIONAL STOCK FUND

- First Quarter Report dated March 31, 2008
- Fact Sheet and Commentary dated March 31, 2008
- Portfolio Holdings dated March 31, 2008
- Annual Report dated December 31, 2007
- Third Quarter Report dated September 30, 2007
- Semi-Annual Report dated June 30, 2007

DODGE & COX BALANCED FUND

- First Quarter Report dated March 31, 2008
- Fact Sheet and Commentary dated March 31, 2008
- Portfolio Holdings dated March 31, 2008
- Annual Report dated December 31, 2007
- Third Quarter Report dated September 30, 2007
- Semi-Annual Report dated June 30, 2007

DODGE & COX INCOME FUND

- First Quarter Report dated March 31, 2008
- Fact Sheet and Commentary dated March 31, 2008
- Portfolio Holdings dated March 31, 2008
- Annual Report dated December 31, 2007
- Third Quarter Report dated September 30, 2007
- Semi-Annual Report dated June 30, 2007

DODGE & COX FUNDS

- Dodge & Cox Proxy Voting Policy dated February 14, 2008
- Funds' Proxy Report (N-PX) dated June 30, 2007
- Dodge & Cox Investment Managers Brochure

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